PROSPECTUS	FILED PURSUANT TO RULE 424(B)(3) REGISTRATION STATEMENT NO. 333-148392

DERYCZ SCIENTIFIC, INC.

5,568,750 Shares of Common Stock

This prospectus covers the resale by selling security holders named on page 11 of up to 5,568,750 shares of our common stock, $0.001 par value, which includes:

•	3,712,500 shares of common stock issued pursuant to a private placement we completed on December 22, 2006;

•	1,856,250 shares of common stock underlying common stock purchase warrants we issued in connection with the private placement on December 22, 2006, at an exercise price of $1.25 per share; and

This is our initial registration of common stock. Our securities are not currently listed on any securities exchange, nor are they quoted on the Over-the-Counter Electronic Bulletin Board. Until our securities are quoted on the Over-the-Counter Electronic Bulletin Board or are listed on an exchange, they will sell at fixed prices. The initial offering price is $1.00. Once our securities are quoted on the Over-the-Counter Electronic Bulletin Board or are listed on an exchange, they will sell at prevailing market prices or at privately negotiated prices.

These securities will be offered for sale by the selling security holders identified in this prospectus in accordance with the methods and terms described in the section of this prospectus entitled “Plan of Distribution.” We will not receive any of the proceeds from the sale of these shares. However, if all of the warrants are exercised for cash (and assuming there are no adjustments to the purchase price prior to exercise) we will receive $2,320,312.50 in gross proceeds. If some or all of the warrants are exercised, the money we receive will be used for general corporate purposes, including working capital requirements. We will pay all expenses, except for the brokerage expenses, fees, discounts and commissions, which will all be paid by the selling security holders, incurred in connection with the offering described in this prospectus. Our common stock and warrants are more fully described in the section of this prospectus entitled “Description of Securities.”

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING AT PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 6, 2009.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	5
Use of Proceeds	12
Selling Security Holders	13
Plan of Distribution	16
Legal Proceedings	17
Directors, Executive Officers, Promoters and Control Persons	18
Security Ownership of Certain Beneficial Owners and Management	20
Description of Securities	21
Interest of Named Experts and Counsel	22
Disclosure of Commission Position of Indemnification for Securities Act Liabilities	22
Description of Business	23
Management’s Discussion and Analysis of Financial Condition and Results of Operations	26
Description of Property	33
Certain Relationships and Related Transactions	34
Market For Common Equity and Related Stockholder Matters	34
Executive Compensation	35
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	38
Where You Can Find More Information	38
Financial Statements	F- 1

i

PROSPECTUS SUMMARY

This summary highlights information regarding the material aspects of the offering contained elsewhere in this prospectus. It highlights the material aspects of the offering and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes. Unless the context otherwise requires, references in this prospectus to “we,” “us,” or “our,” refer to Derycz Scientific, Inc., its wholly owned subsidiary, Reprints Desk, Inc. , and its majority owned subsidiary, Pools Press, Inc.

Overview

Derycz Scientific, Inc. (“Derycz” or “Derycz Scientific” or “we”) is a privately held holding company with one wholly owned subsidiary, Reprints Desk, Inc. (“Reprints” or “Reprints Desk”) and one majority owned subsidiary, Pools Press, Inc. (“Pools” or “Pools Press”). Derycz, through Reprints and Pools, provides its customers with copies of published content, such as articles from published journals, in either electronic or hard copy form. Our customers use this content for marketing, regulatory or research purposes. Generally, marketing departments order large quantities of printed copies that they distribute to their customers. Researchers generally order single copies of the content. Our service alleviates the need for our customers to contact any publisher or obtain permissions themselves. In addition, we ensure that we have obtained the necessary permissions from the owners of the content’s copyrights so that the reproduction complies with copyright laws. We also offer a reprints service to publishers, whereby we are responsible for all aspects of reprint production, from taking orders to final shipment. This service eliminates the need for the publishers to establish a dedicated reprints sales force or arrange for delivery of reprinted materials. Pools Press also offers other commercial printing products, such as the production of business cards and newsletters.

We believe that such a service will become more valuable as companies increasingly view published articles as useful marketing and information dissemination tools. Published articles can provide an independent third-party endorsement of a company or its products or services. Articles can also describe the science behind a product or its effectiveness more thoroughly than traditional advertising.

We believe that reprints are an underutilized source of revenue for many publishers. Most publishers do not have an internal full-service reprints operation and in many cases it would not be cost effective to establish one. Moreover, prospective users often need to contact many different individual publishers in order to retrieve published content for third party purposes. Derycz has the capacity to eliminate the need for a publisher to establish or maintain internal reprints operations.

As a new business, we believe that we have a small fraction of the market for reprints. The size of that market is difficult to estimate because it is a small part of the larger publishing industry and it is difficult to obtain financial information relating specifically to the market for reprints. However, our revenues grew from $3,850,746 to $12,209,916 for the years ended June 30, 2007 and 20087, respectively, and we believe that we are able to compete with larger providers based on our customer service. In addition, we have internal printing capability. Because of this, whenever possible we obtain the right from the publisher to print the reprint ourselves, rather than purchasing the printed reprints through the publisher. However, we are currently only able to obtain such print rights on a small portion of our orders.

Common re-purposed Content Uses:

The most common customized usages for published materials are:

•	Product and company websites and intranets,

•	Edu-marketing campaigns,

•	Sales and marketing,

•	Distributable materials at trade shows and conferences,

•	Media press kits,

•	Investor relations materials,

•	Continuing education,

•	College coursepacks,

•	Research, and

•	Regulatory filings

In addition to accepting reprint orders by email or phone, we have developed an internet-based ordering system that we believe is more efficient than email or phone order processing due to its ability to automate the ordering and fulfillment process. Our internet-based system allows customers to initiate, at any time, orders by specifying the citation or other identifying information related to the particular article they need. In some cases, we are able to fulfill the order without the need for action on the part of our employees.

Growth Strategy

We intend to continue to expand our sales through the efforts of our salespeople. We have identified a number of potential customers who have a history of using reprints for marketing and research purposes and are actively marketing our services to those companies. We also intend to develop and introduce complementary products and services that we expect to generate additional revenue by broadening our product and service offerings and by facilitating additional sales of our main product, reprints. For example, we plan to begin offering library services whereby we provide personnel to manage the in-house libraries of companies that wish to outsource that responsibility. Companies often rely on their librarians to locate cited materials and obtain reprints of those materials. As a result, a company using one of our librarians may allow the librarian to order reprints from us, generating revenue both from the provision of library services and from sales of reprints. We may also make strategic acquisitions within the content re-use, niche publishing and content aggregation sectors, in the United States and/or abroad, assuming that we are able to identify appropriate targets and fund any such acquisitions. The Company has identified several potential acquisition opportunities. We intend to implement acquisitions primarily through stock transactions, supplemented only when necessary with a cash component. While we have entered into preliminary discussions with two potential targets, we have not entered into any letter of intent or other agreement relating to either target nor have we determined the financial terms of any potential acquisition. We are continuing to evaluate whether or not to pursue either opportunity further.

Management

Both Derycz and Reprints were founded by Peter Derycz. Mr. Derycz previously founded Infotrieve, Inc., which is a content distribution company.

With Derycz, Mr. Derycz has brought together a team of content professionals who have over 50 years experience in the information industry between them. They draw from their backgrounds in information and library science, document delivery, reprint management, brand marketing solutions, copyright licensing and commercial printing.

Corporate Information

Reprints Desk, Inc. was incorporated in the State of Delaware in January 2006. Since inception, Reprints’ efforts focused on sales of reprints. Reprints began generating revenue in April 2006. Derycz Scientific, Inc. was incorporated in the State of Nevada in November 2006 and shortly thereafter acquired all of the outstanding shares of Reprints. Derycz Scientific purchased a majority interest in Pools Press, Inc., an Illinois corporation, in February 2007. Pools is a commercial printer with expertise in reprint production.

Our corporate headquarters are located in Los Angeles, California. Our telephone number is (310) 477-0354. Our website is located at www.reprintsdesk.com. Information on our website is not part of this Registration Statement.

The Offering

We are registering 5,568,750 shares of our common stock for sale by the selling security holders identified in the section of this prospectus entitled “Selling Security Holders.” The shares included in the table identifying the selling security holders consist of:

•	3,712,500 shares of common stock issued pursuant to a private placement we completed on December 22, 2006;

•	1,856,250 shares of common stock underlying common stock purchase warrants we issued in connection with the private placement on December 22, 2006, at an exercise price of $1.25 per share; and

The shares issued and outstanding prior to this offering consist of 12,961,830 shares of common stock and do not include:

•	530,000 shares subject to options granted to certain employees and a consultant for services rendered.

•	970,000 shares of common stock reserved for issuance under our 2007 Equity Compensation Plan, which have not been issued.

•	1,881,250 common stock purchase warrants as described above.

•	393,750 common stock purchase warrants issued in the private placement on December 22, 2006, to persons or entities affiliated with the placement agent, at an exercise price of $1.25 per share.

•	200,000 shares of common stock underlying placement agent warrants we issued in connection with the private placement on December 22, 2006, at an exercise price of $1.25 per share.

•	200,009 common stock purchase warrants issued in a private placement on July 17, 2008, at an exercise price of $2.00 per share.

•	150,000 common stock purchase warrants issued to a consultant for services rendered, at an exercise price of $2.00 per share.

•
90,000 shares of common stock that may be issued in connection with the purchase of a customer list from Pinpoint Documents, LLC based on the amount of revenue generated from that list over the first year (which would be in addition to the 50,000 shares of common stock already issued to Pinpoint in that transaction).

The shares of common stock offered under this prospectus may be sold by the selling security holders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer. Information regarding the selling security holders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Security Holders” and “Plan of Distribution.” We will not receive any of the proceeds from those sales. Should the selling security holders, in their discretion, exercise any of the common share purchase warrants underlying the common shares offered under this prospectus, we would, however, receive the exercise price for those warrants. The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold by the selling security holders, or that any of the common share purchase warrants underlying the common shares offered under this prospectus will be exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our financial statements and related notes that are included elsewhere in this prospectus.

We derived the summary consolidated statement of operations data for the years ended June 30, 2008 and 2007 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the consolidated statement of operations data for the three months ended September 30 , 2008 and 2007 and the consolidated balance sheet data as of September 30, 2008 from our unaudited financial statements that are included elsewhere in the prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the periods ended September 30, 2008 and 2007 and our financial condition as of September 30, 2008. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the three months ended September 30, 2008 should not be considered indicative of results expected for the full fiscal year.

			Three Months Ended September 30,
	Year Ended June 30,		(unaudited)
Statement of Operations Data	2008	2007	2008	2007
Revenues	$12,209,916	$3,850,746	$3,202,726	$2,251,086

Gross Profit	2,186,148	597,626	645,897	439,515

Operating Expenses	2,553,957	1,100,243	851,908	462,985
Operating Loss	(367,809)	(502,617)	(206,011)	(23,470)
Other Income (Expense), net	29,488	87,126	(26,655)	27,145
Net Income (Loss)	(338,321)	(415,491)	(232,666)	3,675
Net Income (Loss) per share
Basic and diluted	$(0.03)	$(0.04)	$(0.02)	$0.00

Weighted average shares outstanding
Basic and diluted	12,540,226	10,625,003	12,895,161	12,500,003

Balance Sheet Data

	June 30,		September 30,
	2008	2007	2008
			(unaudited)
Current Assets	$6,128,394	$4,665,613	$6,054,795
Total Assets	7,292,123	5,454,334	7,367,765
Current Liabilities	3,393,647	1,438,857	2,961,452
Long-term Liabilities, less current portion	61,479	—	201,624
Stockholders’ equity	3,786,895	3,964,349	4,204,689

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this report before making an investment decision with regard to our securities. The statements contained in or incorporated into this offering that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We are an early stage company with a limited operating history and we may never be profitable.

Reprints, our main operating subsidiary, was incorporated in January 2006 and only started procuring reprinted articles in April 2006. Our operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and all delays frequently encountered in connection with the formation of a new business, the commencement of operations and the competitive environment in which we operate. For example, we may be unable to effectively market our products to attract customers, we may have difficulty managing any growth our company experiences or we may have difficulty negotiating and maintaining over time favorable arrangements with publishers to supply content to us, any of which could adversely affect our financial condition and results of operations. For the year ended June 30, 2008, we had sales of $12,209,916 and a net loss of $338,321. At June 30, 2008, we had stockholders’ equity of $3,786,895. See Financial Statements for the Year ended June 30, 2008. For the year ended June 30, 2007, we had sales of $3,850,746 and a net loss of $415,491. At June 30, 2007, we had stockholders’ equity of $3,964,349. Our ability to implement a successful business plan remains unproven and we cannot assure you that we will ever generate sufficient revenues to sustain our business or make a profit.

We may not be able to continue our operations without additional funding, which, if not obtained, could adversely affect our financial condition and results of operations.

We may not have sufficient funds to continue as a going concern unless we are able to increase our current net income to higher levels with positive cash flow. Since we recently commenced operations, we may not have anticipated all developments and problems that may occur and the amount of time and capital required to become profitable and cash flow positive. We may need additional funds to continue our operations, and we may not be able to obtain such funding on terms favorable to or affordable by the Company, if at all.

To date, we have financed our operations through equity financing. For the foreseeable future, we intend to fund our operations and capital expenditures from limited cash flow from operations and our cash on hand. If our capital resources are insufficient, particularly if we pursue acquisition opportunities, we will have to raise additional funds through equity or debt financing. We may need additional funds to react to unforeseen difficulties or to respond to competitive pressures. Our ability to arrange future financing from third parties will depend upon our perceived performance and market conditions. Our inability to raise additional working capital at all or to raise it in a timely manner would negatively impact our ability to fund our operations, to generate revenues, and to otherwise execute our business plan, leading to the reduction or suspension of our operations and ultimately forcing us to go out of business.

If we choose to raise additional funds through the issuance of equity securities, our shareholders may experience significant dilution of their ownership interest, and holders of the additional equity securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. Debt service may also cause a strain on our cash flow and impair our business operations.

If we are unable to expand our customer base, we may not generate sufficient revenue to become profitable.

At present, we offer reprints and e-copies of published materials that cater primarily to the life science industries. If we are unable to expand our customer base to include customers outside of the life sciences industry, we may be unable to generate sufficient revenue to become profitable. The commercial acceptance of reprinted materials to companies not focused on the life sciences remains unknown and our future growth will be much slower if the use of reprints in other industries does not increase.

If we are unable to secure content from publishers, we will be unable to generate sufficient sales to become profitable.

Derycz currently secures content from publishers through direct agreements with publishers to act as an agent for their content, by obtaining rights through established third parties such as the Copyright Clearance Center, and by contacting publishers regarding individual articles and purchasing the content through their existing content reselling operations. Some content repurposing agencies are competitors of Derycz, and these agencies may have exclusive representation rights for a publisher’s content. These agencies could make it difficult for us to obtain a publisher’s content in the future. If we are unable to secure content from publishers at satisfactory prices, we may be unable to make sales that generate sufficient revenues for us to become profitable.

If a customer violates the re-use rights granted by a publisher or if we make an error, we could incur losses for copyright violations.

We currently acquire and pay for content re-use rights directly through the publisher or a third party. These rights are then forwarded to our customer. The customer may violate the rights they have purchased through us. For example, a customer may take an electronic copy of an article and reproduce it in quantities above and beyond the quantities that have been licensed. It is also possible, through staff error or neglect, that reproductions of content are made above and beyond the quantities that have been licensed. In either case, we could be sued by the publisher for copyright infringement and incur losses.

An inability to compete successfully with existing and new reprint services companies to attract customers may limit our revenues and adversely affect our results of operations.

We compete with existing companies that provide reprint products, and new companies may enter the industry at any time. We may be unable to compete successfully with such businesses to acquire customers for our products. An inability to attract and maintain enough customers may adversely affect our ability to generate revenues, which would adversely affect our results of operations.

If the unauthorized use of published content becomes more widespread and accepted, we may be unable to generate sufficient revenues because we will be unable to sell the content that end-users will be able to access at no cost.

Some organizations, through negligence or willful misconduct, make illegal reproductions of published content. For example, a company may receive favorable mention in a particular publication, then proceed to make copies of the article for their prospective customers and investors without obtaining proper rights. If this practice becomes more widespread and accepted, the market for our products will be reduced. A reduction in the market for our products could reduce our revenues and adversely affect our results of operations.

If there are significant interruptions of the internet, our ability to function will be harmed and we may lose revenue.

We rely on the Internet to communicate with our customers and suppliers as well as to operate our internal production system. Major disruptions to the Internet could prevent us from making sales and generating revenue, which would adversely affect our results of operations.

The loss of one or both of our two largest customers would significantly reduce our revenues and adversely affect our results of operations.

Approximately 26% of our revenues for the year ended June 30, 2008 were derived from our two largest customers. Loss of either or both of these customers would significantly reduce our revenues, which would have a material adverse effect on our results of operations. We can provide no assurance that these customers will continue to place orders in the future.

We are dependent for our success on a few key executive officers. Our inability to retain those officers would impede our business plan and growth strategy, which would have a negative impact on our business and the value of your investment.

Our success depends on the skills, experience and performance of key members of our management team. We are heavily dependent on the continued services of Peter Derycz, our President. We currently have employment agreements with the members of our senior management team, including Mr. Derycz. If their services were to become unavailable to the Company, we would be forced to expend significant time and money in the pursuit of a replacement, which would result in both a delay in the implementation of our business plan and the diversion of limited working capital. We can give you no assurance that we can find satisfactory replacements for these key executive officers at all, or on terms that are not unduly expensive or burdensome to our company.

If we are unable to attract and retain technical personnel, sales and marketing personnel and other skilled management, we may be unable to pursue our business plan and our business could fail.

Our success depends to a significant degree upon our ability to attract, retain and motivate highly skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could prevent us from pursuing our business plan and our business could fail.

We may be unable to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on the board of directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC. Further, certain of these recent and proposed changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the Company may not be managed effectively and the business could fail.

We may not be able to acquire other companies on satisfactory terms or at all, which could limit the growth of our business or adversely affect our financial condition and results of operations.

Our business strategy includes pursuing acquisitions. Nonetheless, we cannot assure you that we will identify suitable acquisitions or that such acquisitions can be made at an acceptable price. If we acquire additional businesses, those businesses may require substantial capital. We cannot assure you that we will be able to obtain such capital or that financing options will be available in amounts and on terms that we deem acceptable. In addition, future acquisitions could result in us incurring debt and contingent liabilities. We cannot assure you that we will be successful in consummating future acquisitions on favorable terms or at all. Our inability to make beneficial acquisitions, could cause our business not to grow as much or as quickly as we intend or could adversely affect our financial condition.

The integration of acquired businesses may result in substantial costs, delays and other problems, which could adversely affect our financial condition and results of operations.

Our future performance may depend heavily on our ability to integrate the businesses that we acquire. To integrate newly acquired businesses we must integrate production facilities and extend our financial and management controls and operating, administrative and information systems in a timely manner and on satisfactory terms and conditions. We may not be able to successfully integrate acquired businesses or realize projected cost savings and synergies in connection with those acquisitions on the timetable contemplated or at all.

Furthermore, the costs of businesses that we acquire could significantly impact our short-term operating results. These costs could include restructuring charges associated with the acquisitions; and other expenses associated with a change of control, as well as non-recurring acquisition costs including accounting and legal fees, investment banking fees, recognition of transaction-related obligations and various other acquisition-related costs.

The integration of newly acquired businesses will require the expenditure of substantial managerial, operating, financial and other resources and may also lead to a diversion of management's attention from other business concerns.

Until we assume operating control of the businesses we purchase, we may not be able to ascertain the actual value or understand the potential liabilities of the acquired entities. Once we acquire a business, we are faced with risks, including:

•	the possibility that we have acquired substantial undisclosed liabilities;

•	the risks of entering markets in which we have limited or no prior experience;

•	the potential loss of key employees or customers as a result of changes in management; and

•	the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

We may not be successful in overcoming these risks, which could adversely affect our financial condition and results of operations.

If an active trading market never develops for our stock, we may be unable to raise additional capital as needed.

Our stock currently is not traded on any market or exchange. Despite our best efforts, our stock may never trade on any market or exchange and our shareholders may never be able to sell their shares. If an active trading market does not develop for our stock, our stock will be less liquid than it would be if our stock were actively traded on a market or exchange. If we need to raise additional equity capital in the future it may be more difficult to do so because of that lack of liquidity. Our inability to raise needed capital could adversely affect our financial condition and results of operations.

Limitations on director and officer liability and indemnification of our officers and directors by us may discourage stockholders from bringing suit against a director.

Our articles of incorporation and bylaws provide, with certain exceptions as permitted by governing state law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our articles of incorporation and bylaws may provide for mandatory indemnification of directors and officers to the fullest extent permitted by governing state law, which may result in our incurrence of expenses for which we might not be responsible otherwise.

Risks Relating to this Offering and Ownership of Our Securities

If a public market for our common stock develops, we expect to experience volatility in the price of our common stock. This may result in substantial losses to investors if they are unable to sell their shares at or above their purchase price.

If a public market for our common stock develops, we expect the market price of our common stock to fluctuate substantially for the indefinite future due to a number of factors, including:

•
our status as a development stage company with a limited operating history and limited revenues to date, which may make risk-averse investors more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the shares of a seasoned issuer in the event of negative news or lack of progress;

•	announcements of new products and services by us or our competitors;

•	the timing and development of our products;

•	general and industry-specific economic conditions;

•	actual or anticipated fluctuations in our operating results;

•	our capital commitments; and

•	the loss of any of our key management personnel.

In addition, the financial markets have experienced extreme price and volume fluctuations. The market prices of the securities of developing companies, particularly companies like ours without consistent revenues and earnings, have been highly volatile and may continue to be highly volatile in the future, some of which may be unrelated to the operating performance of particular companies. The sale or attempted sale of a large amount of common stock into the market may also have a significant impact on the trading price of our common stock. Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management’s attention and resources and harm our financial condition and results of operations.

There may not be an active, liquid trading market for our common stock, so you may be unable to liquidate your shares if you need money.

Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop following this offering due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales. We cannot give you any assurance that an active public trading market for our common shares will develop or be sustained. You may not be able to liquidate your shares quickly or at the market price if trading in our common stock is not active.

We do not anticipate paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We plan to use all of our earnings, to the extent we have earnings, to fund our operations. We do not plan to pay any cash dividends in the foreseeable future. Our board of directors will have the discretion to pay future dividends after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, state law may limit our ability to pay dividends on our common stock. We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. Therefore, any return on your investment would derive from an increase in the price of our stock, which may or may not occur.

Substantial future sales of our common stock in the public market may depress our stock price, which could cause you to incur substantial losses on your investment in our common stock.

There are currently outstanding as of December 22, 2008, 12,961,830 shares of common stock. Upon effectiveness of this offering, all of our outstanding shares will be freely tradable without restriction or further registration under the federal securities laws, subject in some cases to volume and other limitations.

In addition, we have issued warrants to purchase 2,450,000 shares of our common stock that, upon effectiveness of this offering, would be freely tradable upon the exercise of such warrants.

We intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register approximately 1,500,000 shares of our common stock underlying options to be granted to our officers, directors, employees and consultants pursuant to a stock incentive plan, 530,000 of which have been granted. The shares issuable upon exercise of the options, if issued in accordance with the plan, will be eligible for immediate sale in the public market, subject to volume limitations.

If our stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall, which could impair our ability to raise needed capital by depressing the price at which we could sell our common stock and could cause other stockholders to incur substantial losses upon selling their shares of our common stock.

We may raise additional capital through securities offerings that could dilute your ownership interest and voting rights.

Our articles of incorporation currently authorizes our board of directors to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of December 22, 2008, after taking into consideration our outstanding shares of common stock, warrants and options, our board of directors will be entitled to issue up to at least 83,858,161 additional shares of common stock and 20,000,000 shares of preferred stock. The power of the board of directors to issue shares of common stock, preferred stock or warrants or options to purchase shares of our stock is generally not subject to stockholder approval, upon such terms (and in the case of the preferred stock, with such rights, preferences and privileges) as it determines to whomever it determines, including persons or entities who would help present management maintain control.

We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the holders of our common stock. The issuance of additional common stock or securities convertible into common stock by our board of directors will also have the effect of diluting the proportionate equity interest and voting power of holders of our common stock.

Our principal stockholders, executive officers and directors will continue to own a significant percentage of our stock after the offering, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

After the offering, our principal stockholders, executive officers and directors will, in the aggregate, beneficially own approximately 65% of our common stock. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the affect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders.

The price of the common stock offered by the selling stockholders has been arbitrarily determined. You may not rely on this price as an indication of value of the common stock.

The price of the common stock offered for sale by the selling security holders was arbitrarily determined. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. As of December 22, 2008, we had 12,961,830 shares of common stock outstanding and the book value of each share was nominal. Moreover, the price of our common stock may decline after the offering.

We will be subject to the penny stock rules once our common stock becomes eligible for trading. These rules may adversely affect trading in our common stock

We expect that our common stock will be a “low-priced” security under the “penny stock” rules promulgated under the Securities Exchange Act of 1934. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our common stock, decrease liquidity of our common stock and increase transaction costs for sales and purchases of our common stock as compared to other securities.

Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Cautionary Language Regarding Forward-Looking Statements and Industry Data

This prospectus contains “forward-looking statements” that involve risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this prospectus. Important factors that may cause actual results to differ from projections include:

•	Adverse economic conditions;

•	Inability to raise sufficient additional capital to operate Reprints’ business;

•	Unexpected costs and operating deficits, and lower than expected sales and revenues;

•	Adverse results of any legal proceedings;

•	Inability to enter into acceptable relationships with one or more publishers and the failure of such publishers to produce content of an acceptable quality and offer it at a reasonable price;

•	The volatility of Derycz’s operating results and financial condition;

•	Inability to attract or retain qualified senior management personnel, including sales and marketing personnel; and

•	Other specific risks that may be alluded to in this prospectus.

All statements, other than statements of historical facts, included in this prospectus regarding the Company’s growth strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward-looking statements. When used in this prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. The Company undertakes no obligation to update any forward-looking statements or other information contained herein. Potential investors should not place undue reliance on these forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in or suggested by the forward-looking statements in this prospectus are reasonable, the Company cannot assure potential investors that these plans, intentions or expectations will be achieved. The Company discloses important factors that could cause the Company’s actual results to differ materially from its expectations under “Risk Factors” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to the Company or persons acting on its behalf.

Information regarding market and industry statistics contained in this prospectus is included based on information available to the Company that it believes is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. The Company has not reviewed or included data from all sources, and the Company cannot assure potential investors of the accuracy or completeness of the data included in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. The Company has no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. See “Risk Factors” for a more detailed discussion of uncertainties and risks that may have an impact on future results.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling security holders. Should the selling security holders holding warrants choose, in their sole discretion, to exercise any of their warrants for cash, we would receive the proceeds from the exercise price. We intend to use the proceeds from the exercise of warrants by the selling security holders for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The offering price has been arbitrarily determined and does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation. The factors considered were:

•	Our relatively short operating history;

•	Our cash requirements; and

•	The price that we believe a purchaser is willing to pay for our shares.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the offering price.

The selling stockholders will sell our shares at $1.00 per share until our shares are quoted on the OTC Bulletin Board or are listed on an exchange, and thereafter at prevailing market prices or privately negotiated prices.

SELLING SECURITY HOLDERS

The following table sets forth the names of the selling security holders who may sell their shares under this prospectus from time to time. No selling security holder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as a result of the ownership of our securities, except for Mssrs. Nimish Patel and Erick E. Richardson, who are partners of the firm Richardson & Patel LLP, our outside legal counsel.

The following table also provides certain information with respect to the selling security holders’ ownership of our securities as of the date of this prospectus, the total number of securities they may sell under this prospectus from time to time, and the number of securities they will own thereafter assuming no other acquisitions or dispositions of our securities. The selling security holders can offer all, some or none of their securities, thus we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that the selling stockholders will sell all shares covered by this prospectus.

Some of the selling security holders may distribute their shares, from time to time, to their limited and/or general partners or managers, who may sell shares pursuant to this prospectus. Each selling security holder may also transfer shares owned by him or her by gift, and upon any such transfer the donee would have the same right of sale as the selling security holder.

We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. See our discussion entitled “Plan of Distribution” for further information regarding the selling security holders’ method of distribution of these shares.

Name of Selling Security Holders	Number of Shares Owned Before Offering	Number of Shares Being Offered (1)	Number of Shares Owned After Offering (2)	Percentage Owned After Offering (3)
Jason Adelman and Cass Adelman JTWROS***	37,500	37,500	0	*
Antoine Alloggia	1,500	1,500	0	*
Marie Alloggia	1,500	1,500	0	*
Alpha Capital Anstalt (4)	600,000	600,000	0	*
Apex Investment Fund Ltd (5)	150,000	150,000	0	*
B&R Richie's (6)	75,000	75,000	0	*
Joseph Bashoura	1,500	1,500	0	*
D. Paul Cohen Retirement Plan (7)	18,750	18,750	0	*
Cranshire Capital LP (8)	375,000	375,000	0	*
Crescent International Limited (9)	450,000	450,000	0	*
John B. Davies	37,500	37,500	0	*
Steven B. Dunn	7,500	7,500	0	*
EGATNIV, LLC (10)	75,000	75,000	0	*
J. Steven Emerson	300,000	300,000	0	*
GlennAllen Global Access LP (11)	150,000	150,000	0	*
James W. Heavener	300,000	300,000	0	*
Impressive Ventures Group Inc. (12)	75,000	75,000	0	*
JMG Capital Partners (13)	375,000	375,000	0	*
JMG Triton Offshore Fund (14)	375,000	375,000	0	*
Peter and Donna Kash JTWROS***	75,000	75,000	0	*

Name of Selling Security Holders	Number of Shares Owned Before Offering	Number of Shares Being Offered (1)	Number of Shares Owned After Offering (2)	Percentage Owned After Offering (3)
Joshua Kazam	75,000	75,000	0	*
John M. Macaluso Revocable Trust	300,000	300,000	0	*
Marketbyte LLC Defined Benefit & Trust (15)	75,000	75,000	0	*
Joseph H. Merback & Tema N. Merback Co-Trustees FBO Merback Family Trust — UTD 8/30/89 ***	150,000	150,000	0	*
MM & B Holdings, a California general partnership (16)	450,000	450,000	0	*
The Muhl Family Trust est. October 11, 1995 (17)	75,000	75,000	0	*
David Mun-Gavin	75,000	75,000	0	*
Christopher G. Niklas ***	7,500	7,500	0	*
Nimish Patel (18)	37,500	37,500	0	*
Ramsdell Family Trust UAD 7/7/94 (19)	15,000	15,000	0	*
Erick E. Richardson (20)	37,500	37,500	0	*
Steven Ritcheson and Renata Ritcheson JTWROS	75,000	75,000	0	*
Nadine Rousseau	1,500	1,500	0	*
Richard Frank Siegersma	1,500	1,500	0	*
Sufran Investments Ltd (21)	37,500	37,500	0	*
Sungate Trust II (22)	300,000	300,000	0	*
Whalehaven Capital Fund Limited (23)	375,000	375,000	0	*
TOTAL	5,568,750	5,568,750	0

*	Indicates less than one percent.
**	Denotes broker-dealer.
***	Denotes associate of broker-dealer.
(1)	Except where otherwise indicated, one third of such shares represent shares issuable upon exercise of warrants at an exercise price of $1.25 per share.
(2)	Assumes that all shares offered hereby will be resold by the selling security holders after this offering.
(3)	Percentage based upon 12,961,830 shares of common stock outstanding as of December 22, 2008.
(4)	The natural person with voting and investment control over the shares held by the selling security holder is Konrad Ackerman.
(5)	The natural person with voting and investment control over the shares held by the selling security holder is Susan E. Fairhurt.
(6)	The natural person with voting and investment control over the shares held by the selling security holder is Bradley Ross.

(7)	The natural person with voting and investment control over the shares held by the selling security holder is D. Paul Cohen.

(8)	The natural person with voting and investment control over the shares held by the selling security holder is Mitchell P. Kopin.
(9)	The natural person with voting and investment control over the shares held by the selling security holder is Maxi Brezzi.
(10)	The natural person with voting and investment control over the shares held by the selling security holder is Seth Farbman.
(11)	The natural person with voting and investment control over the shares held by the selling security holder is Glenn A. Areitman.

(12)	The natural person with voting and investment control over the shares held by the selling security holder is Scott MacCaughern.
(13)	The natural person with voting and investment control over the shares held by the selling security holder is Jonathan Glaser
(14)	The natural person with voting and investment control over the shares held by the selling security holder is Jonathan Glaser.
(15)	The natural person with voting and investment control over the shares held by the selling security holder is Laurence D. Isen.
(16)	The natural person with voting and investment control over the shares held by the selling security holder is Bryan Ezralow
(17)	The natural person with voting and investment control over the shares held by the selling security holder is Phillip Muhl.
(18)	Nimish Patel is a partner of Richardson & Patel LLP, our legal counsel.
(19)	The natural person with voting and investment control over the shares held by the selling security holder is W. Robert Ramsdell, Jr.
(20)	Erick E. Richardson is a partner of Richardson & Patel LLP, our legal counsel.
(21)	The natural person with voting and investment control over the shares held by the selling security holder is P. A. Gordon.
(22)	The natural person with voting and investment control over the shares held by the selling security holder is J. Brock McClane.
(23)	The natural person with voting and investment control over the shares held by the selling security holder is Evan Schemenauer.

 PLAN OF DISTRIBUTION

We are registering shares of our common stock for resale by the selling security holders identified in the section above entitled “Selling Security Holders.” Each selling security holder is free to offer and sell his or her common stock at such times, in such manner and at such prices as he or she may determine. As used in this prospectus, “Selling Security Holders” includes the pledges, donees, transferees or others who may later hold the selling security holders’ interests in our common stock. We will pay the costs and fees of registering the common stock, but each selling security holder will pay his or her own brokerage commissions, discounts or other expenses relating to the sale of the common shares. We will not receive the proceeds from the sale of the shares by the selling security holders, except in the event that a selling security holder exercises any warrants for cash. Although the selling security holders are not required to exercise the warrants, if they do so we will receive the proceeds from a cash exercise. The warrants may also be exercised on a cashless basis from which we would receive no proceeds if, at the time of exercise, the warrant shares have not been subject to an effective registration statement for a 45-consecutive day period. At the time any person proposes to use this prospectus in connection with the sale of common stock, such person must be named as a selling security holder and all disclosures in this prospectus must be in compliance with Item 507 of Regulation S-K of the Securities Act of 1933, as amended. We will make supplements to this prospectus to accomplish such updates.

The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are then traded or in private transactions. As of the date of this prospectus, the shares of Derycz common stock are not listed on any stock exchange or quoted on any quotation service, including, but not limited to NASDAQ or the Over-the-Counter Bulletin Board. There is no guarantee that the shares of Derycz common stock will ever be listed or quoted on any stock exchange, market or trading facility.

Once our shares are listed on an exchange or quoted on the Over-the-Counter Bulletin Board, the selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. In the event broker-dealers purchase shares offered as principal and resell those shares, Derycz will file a prospectus supplement identifying these brokers-dealers as new selling stockholders and indemnifying them as underwriters.

Several of the selling security holders are associates of broker-dealers. Those selling security holders that are affiliates of broker-dealers purchased the shares offered under this prospectus in the ordinary course of business and, at the time of purchase of the shares, had no agreement or understanding, directly or indirectly, with any person, to distribute the shares.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

 LEGAL PROCEEDINGS

Derycz is not presently a party to any pending or threatened legal proceedings.

 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table identifies our current executive officers and directors, their respective offices and positions, and their respective dates of election or appointment:

Name	Age	Position	Date of Appointment
Peter Derycz	46	Chief Executive Officer and Chairman of the Board	January 6, 2006
Richard McKilligan	45	Chief Financial Officer, Secretary and General Counsel	January 1, 2007

Scott Ahlberg	45	Director, Head of Corporate Services of Reprints Desk	February 6, 2006
Jan Peterson	60	Director, Head of Publisher Relations of Reprints Desk	July 1, 2006

Business Experience Descriptions

Peter Derycz – President and Chairman

Peter Derycz founded Reprints as its President in 2006. Mr. Derycz was a founder of Infotrieve, Inc. in 1989 and served as its President from February 2003 until September 2003. He served as the Chief Executive Officer of Puerto Luperon, Ltd. (Bahamas) from January 2004 until December 2005. In January 2006, he was appointed to, and currently serves as a member of, the board of directors of Insignia Systems, Inc. Mr. Derycz received a B.A. in Psychology from the University of California at Los Angeles.

Richard McKilligan – Chief Financial Officer

Richard McKilligan earned his law degree from Cornell Law School, his MBA from the University of Chicago and his undergraduate degree in Accountancy from the University of Illinois at Urbana-Champaign. He joined Derycz in January 2007. Mr. McKilligan was, until September 30, 2008, Counsel to Bristol Capital Advisors, LLC, which is the investment manager of Bristol Investment Fund, Ltd., which holds a significant equity stake in the Company. He was an associate with Morgan, Lewis & Bockius, LLP in their New York and London offices from 2000 until January 2006. He is a member of the State Bar of California, the New York State Bar Association and the Florida Bar.

Scott Ahlberg – Head of Corporate Services of Reprints Desk

Scott Ahlberg has degrees from Stanford University (BA, 1984) and the University of London (MA, 1990). Mr. Ahlberg was Vice President of Infotrieve, Inc. from 1991 until 2001 and Executive Vice President from 2001 until May 2005. From May 2005 until February 2006, Mr. Ahlberg provided consulting services to ventures in professional networking and medical podcasting. He joined Reprints Desk in 2006.

Jan Peterson – Head of Publisher Relations of Reprints Desk

Jan Peterson was Vice President for Content Development at Infotrieve, Inc. from 2000 to 2006 and Vice President for Publisher Relations and Content Development at RoweCom, formerly Faxon/Dawson, from 1997 to 2000. Ms. Peterson was at Academic Press (now Elsevier) for 14 years, where her last position was Fulfillment Director. Ms. Peterson is Past Chair of the Board of Directors for the National Information Standards Organization (NISO), and she is the past chair of the International Committee for EDI in Serials (ICEDIS). She has a degree in History from Whittier College and an M.A. in Asian Studies from California State College, San Diego. She joined Reprints in 2006.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

The Company intends to eventually establish an Audit Committee and a Compensation Committee of the Board of Directors following the closing of the Offering, each of which will be comprised of independent directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of the officers and directors have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of December 22, 2008, with respect to the holdings of (1) each person who is the beneficial owner of more than five percent of our common stock, (2) each of our directors, (3) the CEO and each Named Executive Officer, and (4) all of our directors and executive officers as a group.

Beneficial ownership of the common stock is determined in accordance with the rules of the Securities and Exchange Commission and includes any shares of common stock over which a person exercises sole or shared voting or investment powers, or of which a person has a right to acquire ownership at any time within 60 days of March 20, 2008. Except as otherwise indicated, and subject to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares of common stock held by them. Applicable percentage ownership in the following table is based on 12,961,830 shares of common stock outstanding as of December 22, 2008 plus, for each individual, any securities that individual has the right to acquire within 60 days of December 22, 2008.

Unless otherwise indicated below, the address of each of the principal shareholders is c/o Derycz Scientific, Inc., 10990 Wilshire Blvd., Suite 1410, Los Angeles, California 90024.

Name and Address	Shares Beneficially Owned	Percentage of Class
Bristol Investment Fund, Ltd. (1) (2)	3,087,500	23.2%
Bristol Capital, LLC (1) (3)	1,810,910	14.0%
Peter Derycz	4,000,000	30.9%
Richard McKilligan (4)	139,228	1.1
Scott Ahlberg (4)	78,310	*
Jan Peterson (4)	66,500	*

All Directors and Executive Officers as a group (6 persons)	4,284,038	32.6%

*	Less than 1%
(1)	Paul Kessler exercises investment and voting control over the shares held by Bristol Investment Fund, Ltd. and Bristol Capital, LLC.
(2)	Includes warrants to purchase 362,500 shares of common stock at an exercise price of $1.25 per share.
(3)	Diana Derycz-Kessler is a member of Bristol Capital, LLC, the spouse of Paul Kessler and the sibling of Peter Derycz.
(4)	Includes options to purchase 66,500 shares of common stock at an exercise price of $1.50 per share.

Change of Control

To the knowledge of management, there are no present arrangements or pledges of securities of our company that may result in a change in control of the Company.

DESCRIPTION OF SECURITIES

General

We are presently authorized under our Articles of Incorporation to issue 100,000,000 shares of common stock, $0.001 value per share, and 20,000,000 shares of preferred stock, $0.001 value per share.

Common Stock

The securities being offered by the selling security holders are shares of our common stock. As of December 22, 2008, there were issued and outstanding 12,961,830 shares of common stock that were held of record by 55 stockholders.

The holders of shares of our common stock are entitled to dividends as and when declared by our Board of Directors from funds legally available therefor, and upon liquidation, dissolution or winding-up of the Company are entitled to share ratably in all assets remaining after payment of liabilities. We have not paid any dividends nor do we anticipate paying any dividends on our common stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. The holders of shares of common stock do not have preemptive rights, are entitled to one vote for each share of common stock held of record by them, and do not have the right to cumulate their votes for election of Directors. The shares of common stock are fully paid and nonassessable.

Preferred Stock

The Board of Directors is authorized to determine and alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred shares, and to fix the number of shares and the designation of any series of preferred shares. The Board of Directors may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any wholly unissued series subsequent to the issue of those shares. The rights of the holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the outstanding shares of common stock and make removal of the Board of Directors more difficult. No rights, preferences or privileges have yet been determined and no shares of preferred stock have been issued.

Warrants

As of December 22, 2008, there were outstanding warrants to purchase 2,450,000 shares of our common stock at an exercise price of $1.25 per share, which were issued in conjunction with the private unit offering we undertook in December 2006 and outstanding warrants to purchase 200,009 shares of our common stock at an exercise price of $2.00 per share, which were issued in conjunction with the private unit offering we undertook in July 2008. If there is no effective registration statement registering the underlying shares for a 45-consecutive day period, these warrants contain cashless exercise provisions that allow the holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise. These warrants expire on December 22, 2009 and July 17, 2011, respectively.

 INTERESTS OF NAMED EXPERTS AND COUNSEL

Richardson & Patel LLP has given us an opinion relating to the due issuance of the common stock being registered. The law firm of Richardson & Patel LLP or its various principals, counsel to us, owns 50,000 shares of our common stock and warrants to purchase 25,000 shares of our common stock at $1.25 per share.

The consolidated financial statements of Derycz Scientific, Inc. as of June 30, 2008, for the year ended June 30, 2007, and for the period from January 6, 2006 (inception) through June 30, 2006, included in this prospectus have been included in reliance on the report of Weinberg & Company, P.A., independent registered accountants, given on the authority of said firm as experts in auditing and accounting.

 DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our bylaws provide for the elimination of the personal liability of our officers, directors, corporate employees and agents to the fullest extent permitted by the provisions of Nevada law. Under such provisions, the director, officer, corporate employee or agent who in his capacity as such is made or threatened to be made, party to any suit or proceeding, shall be indemnified if it is determined that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and persons controlling our company pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

ORGANIZATION WITHIN LAST FIVE YEARS

Derycz Scientific, Inc. was incorporated in the State of Nevada on November 2, 2006. On November 2, 2006 the Company entered into a Share Exchange Agreement with Reprints Desk, Inc., a Delaware corporation formed on January 6, 2006. Peter Derycz formed Derycz in order to facilitate a holding company structure and to acquire Reprints, which Mr. Derycz had founded in January 2006 and of which he was a significant stockholder. At the closing of the transaction contemplated by the Share Exchange Agreement on November 16, 2006, the Company acquired all of the 550,000 outstanding shares of Reprints from the shareholders of Reprints and issued 8,000,003 of its common shares to the shareholders of Reprints. As the intention behind forming Derycz was the creation of a holding company structure and Derycz had no appreciable assets prior to the acquisition of Reprints, the exchange ratio was determined arbitrarily and was not based on any determination of the value of shares of Derycz common stock as compared to Reprints shares acquired. As each former Reprints shareholder acquired a percentage interest in Derycz equal to the percentage interest such shareholder held in Reprints immediately prior to the transaction, there was no dilution of the interest of any former Reprints shareholder. Following completion of the exchange transaction, Reprints became a wholly-owned subsidiary of the Company.

On February 28, 2007, the Company entered into an agreement with Val Sampson, the former owner of Pools Press, Inc. of Northbrook, Illinois, a privately held company, and Matt Sampson, pursuant to which the Company acquired 75% of the issued and outstanding common stock of Pools for consideration of $616,080. Pools is a commercial printer, specializing in reprints of copyrighted articles. We determined the purchase price of $616,080 by arms-length negotiation with Val Sampson, and we paid the purchase price in the form of a cash payment of $466,080 and the issuance of a note payable of $150,000.

 DESCRIPTION OF BUSINESS

Company Overview

Derycz is a holding company with one wholly owned subsidiary, Reprints, and one majority owned subsidiary, Pools Press. Derycz, through Reprints and Pools, provides its customers with copies of published content, such as articles from published journals, in either electronic or hard copy form. Our customers use this content for marketing or research purposes. Generally, marketing departments order large quantities of printed copies that they distribute to their customers. Researchers generally order single copies of the content. Our service alleviates the need for our customers to contact any publisher or obtain permissions themselves. In addition, we obtain the necessary permissions from the owners of the content’s copyrights so that the reproduction complies with copyright laws. The form of the permission depends on the intended use of the content and is generally confirmed in writing in the form of an invoice or electronically in the form of a confirmation. Generally, each invoice or confirmation expressly states the specific rights that we have purchased on behalf of the customer, including, if applicable, the number of copies that our customer is authorized to make and any limitations on the rights to use those copies. While we advise customers of the limitations on their rights to reuse the content we provide to them, it is possible that customers, inadvertently or knowingly, will reuse the content in an unauthorized manner or make an unauthorized number of copies. We also offer a reprints service to publishers, whereby we are responsible for all aspects of reprint production, from taking orders to final shipment. This service eliminates the need for the publishers to establish a dedicated reprints sales force or arrange for delivery of reprinted materials. Pools Press also offers other commercial printing products, such as the production of business cards, and newsletters.

We aggregate published materials and charge a fee for copies of them. When possible, we obtain exclusive licenses and discounts from content producers, such as publishers. We have a fixed pricing structure for single copy orders and variable pricing for orders of multiple copies. For single copies of an article we charge a fee above the cost of the article as well as a shipping fee if the article is sent in hard copy form. For multiple copies of an article, we generally obtain a price from the publisher and then add a service fee, which is dependent on the customer, the size of the order, the complexity of the order and other considerations. When possible we obtain the right to print the reprints and we print and ship the reprints. However, many publishers have exclusive agreements with particular printers. By purchasing the reprints or the rights to print from the publisher we are able to ensure our customers that they have proper rights under copyright laws to use the content, provided that they use the content only as specified in the order they placed with us.

During the fiscal year ended June 30, 2007, we began testing our single copy delivery services with a few customers. Our customer base for this service at June 30, 2008 is over 80 customers. After only a few months in the single copy delivery business we were ranked first in all four categories in a customer satisfaction survey published by Outsell, an information industry analyst.

Our overall revenue grew by over 200 percent during fiscal 2008 and we hope to continue that growth while maintaining a high level of customer satisfaction.

Publishers typically produce their content in order to generate subscription and advertising sales. The sale of published content generates additional revenues at little or no additional cost to the publisher. As an example, if an article contains a favorable mention of a chemical compound, the manufacturer of that compound may want to send its customers and potential customers copies of the article. These copies are called “reprints.” Reprints have traditionally been used primarily in the pharmaceutical, biotechnology and medical device industries both for research purposes and for marketing purposes. We expect that the use of reprints will gain in popularity in other industries due to society’s increasing sophistication and desire for information. Published articles are useful marketing and information dissemination tools because they provide a third party, unbiased endorsement of a company, product or service. Articles can effectively describe the science behind a product or its effectiveness better than traditional advertising. Published content is also used effectively for internal corporate training and education, as well as for research and regulatory needs.

During fiscal 2008 we entered into agreements with several publishers which gave us the ability to acquire their content electronically, making it easier and faster for us to deliver the content to our customers.

have traditionally been used primarily in the pharmaceutical, biotechnology and medical device industries both for research purposes and for marketing purposes. We expect that the use of reprints will gain in popularity in other industries due to society’s increasing sophistication and desire for information. Published articles are useful marketing and information dissemination tools because they provide a third party, unbiased endorsement of a company, product or service. Articles can effectively describe the science behind a product or its effectiveness better than traditional advertising. Published content is also used effectively for internal corporate training and education, as well as for research and regulatory needs.

The Industry

The size of the reprint market is difficult to estimate because it is a small part of the larger publishing industry and it is difficult to obtain financial information relating specifically to the market for reprints. As a new business, we believe we have a small fraction of that market. However, our revenues grew from $3,850,746 to $12,209,916 for the years ended June 30, 2007 and 2008, respectively, and we believe that we are able to compete with larger providers based on our customer service. In addition, we have internal printing capability. As a result, we are often able to substantially reduce the time it takes to deliver the reprints to our customers.

Growth Strategy

Organic Growth.   The Company attempts to reach customers through the use of targeted selling and marketing campaigns consisting of sales calls on potential customers, supported by aggressive pricing and excellent service.

Publisher Agreements.   We regularly contact publishers directly and attempt to negotiate agreements with them under which the publisher would give us access to part or all of their content and would agree to a price list. Once we have access and a price list, when we receive an order for a particular article we can access the article electronically, print the required number of copies and provide it to the customer within a few days. These agreements eliminate the need to contact the publisher and obtain the rights for each individual order. Because this step is eliminated, we attempt to negotiate for discounts on the publisher’s existing price list. Ideally, we would like to become the exclusive producer of reprints for a publisher, allowing the publisher to eliminate the need for a reprints staff internally.

Acquisitions.   The Company may attempt to acquire companies in the industry that bring revenue, profitability, growth potential and additional products and/or services to the Company. The Company has targeted several potential acquisition opportunities. We intend to implement acquisitions primarily through stock transactions, supplemented only when necessary with a cash component. While we have entered into preliminary discussions with two potential targets, we have not entered into any letter of intent or other agreement relating to either target nor have we determined the financial terms of any potential acquisition. We are continuing to evaluate whether or not to pursue either opportunity further.

International Expansion.   The Company will initially operate in the U.S. market, but plans to expand internationally through sales to companies located abroad, particularly in Europe, and through partnerships or acquisition opportunities. We have begun selling reprints to a small number of customers in Europe, and we are currently in discussions with the owners of a commercial printer located in France regarding the potential acquisition of their company.

Our Products and Services

Reprints, ePrints and Article Distribution Systems.   The Company has developed services that provide reprints, ePrints and single copies of articles to its customers. We accept reprint orders by email or phone, and we have developed an internet-based ordering system that allows customers to initiate, at any time, orders by specifying the citation or other identifying information related to the particular article they need. In some cases, we are able to fulfill the order without the need for action on the part of our employees. In addition, we have internal printing capability. Because of this, if we are able to obtain the right from the publisher to print the reprint ourselves, rather than purchasing the printed reprints through the publisher, we are generally able to substantially reduce the time it takes to deliver the reprints to our customers. However, we are currently only able to obtain such print rights on a small portion of our orders.

Publisher Outsourced Reprint Management.   Derycz Scientific helps publishers grow and manage their reprints business by providing a reprints service whereby we are responsible for all aspects of reprint production, from taking orders to final shipment. This service eliminates the need for the publishers to establish a dedicated reprints sales force or arrange for delivery of reprinted materials. While we do not charge the publishers for this service, we generate revenue by selling participating publishers’ reprints to customers.

Print on Demand.   The Company has begun to provide a print on demand service to some customers. By using this service, a customer can print one or more hard copies or send an electronic copy of a frequently used article without having to place a separate order for each use of the article with the publisher. Uses could include article reprints, course-packs, custom books, and other content re-use printing that requires strict adherence to copyright law in the printing process.

Logistics .  The Company is developing a service which will allow a customer to print a large quantity of reprints at one time and store them with us. We will then send them to the customer as they need them. We also have technology which allows us to monitor the number of times an electronic copy of an article has been viewed or printed. This technology allows a customer to order a large quantity of electronic copies and use them as needed while providing assurance to the publisher that the customer will not exceed the number of views that were sold.

Target Markets and Customers

Derycz targets companies that have significant marketing, communications, investor relations, and educational budgets. We currently place emphasis on the life sciences industry with a focus in the pharmaceutical, biotechnology and medical device industries.

Two or our customers generated approximately, 26% of our revenues for the year ended June 30, 2007. Historically, these two customers have placed several orders with us in excess of $100,000. The gross margin on these orders is less than the gross margin on smaller orders. As a result, while the loss of either or both of these customers would cause a significant reduction in our revenues, the loss might affect our profitability less than these customers’ percentages of our revenues would indicate.

Business Model

We aggregate published materials and charge a fee for copies of them. When possible, we obtain exclusive licenses and discounts from content producers, such as publishers. We have a fixed pricing structure for single copy orders and variable pricing for orders of multiple copies. For single copies of an article we charge a fee above the cost of the article as well as a shipping fee if the article is sent in hard copy form. For multiple copies of an article, we generally obtain a price from the publisher and then add a service fee, which is dependent on the customer, the size of the order, the complexity of the order and other considerations. When possible we obtain the right to print the reprints and we print and ship the reprints. However, many publishers have exclusive agreements with particular printers. We purchase the reprints or the rights to print directly from the publisher who owns the copyrights to the content. By doing so we are able to ensure our customers that they have proper rights under copyright laws to use the content, provided that they use the content only as specified in the order they placed with us.

Sales and Marketing

Derycz identifies target customers and communicates with them directly, offering our various services through traditional cold-calling efforts. We also attempt to increase our awareness to the market through attendance at publishing industry fairs and conferences.

Competition

We compete with a number of companies, including those falling within the following five categories:

Publisher Service companies  — Primarily printing shops that offer to manage a publisher’s reprints business in addition to providing their main subscription printing needs (Sheridan Reprints, Reprint Services, Cadmus, Reprint Management Services, Foster Reprints, Red Rover Reprints).

Media Buyers  — These companies aggregate advertising “buy” and obtain a publisher discount, sometimes including reprints as part of their “buy” (Compas).

Rights Management companies  — Offer a turnkey rights management service online for publishers (iCopyright, Copyright Clearance Center).

Publisher In-House capabilities  — Some large publishers have developed in-house capabilities to service the content re-use market, however, many of them neglect other content repurposing opportunities and may not be able to aggregate content from other publishers.

Content Aggregators  — (Scoop Reprint Source, Infotrieve).

 MANAGEMENT’S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Business” section and elsewhere in this report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. All forward-looking statements included in this report are based on information available to us on the date hereof and, except as required by law, we assume no obligation to update any such forward-looking statements.

Overview

Derycz Scientific, Inc. (the “Company” or “Derycz”) was incorporated in the State of Nevada on November 2, 2006. In November 2006 the Company entered into a Share Exchange Agreement with Reprints Desk, Inc. (“Reprints”). At the closing of the transaction contemplated by the Share Exchange Agreement, the Company acquired all of the outstanding shares of Reprints from the shareholders of Reprints and issued 8,000,003 of its common shares to the shareholders. Following completion of the exchange transaction, Reprints became a wholly-owned subsidiary of the Company.

On February 28, 2007, the Company entered into an agreement with Pools Press, Inc. (“Pools”) of Northbrook, Illinois, a privately held company, pursuant to which the Company acquired 75% of the issued and outstanding common stock of Pools for consideration of $616,080. Pools is a commercial printer, specializing in reprints of copyrighted articles. The results of Pools Press’ operations have been included in our consolidated financial statements since March 1, 2007.

Derycz, through Reprints and Pools, provides copies of published content, such as articles from published journals, in either electronic or hard copy form. Our customers use this content for marketing or research purposes. Generally, marketing departments order large quantities of printed copies that they distribute to their customers. Researchers generally order single copies of the content. Our service alleviates the need for our customers to contact any publisher or obtain permissions themselves. In addition, we ensure that we have obtained the necessary permissions from the owners of the content’s copyrights so that the reproduction complies with copyright laws. We also offer reprints service to publishers, whereby we are responsible for all aspects of reprint production, from taking orders to final shipment. This service eliminates the need for the publishers to establish a dedicated reprints sales force or arrange for delivery of reprinted materials. Pools Press also offers other commercial printing products, such as the production of business cards, and newsletters.

Results of Operations

Three Months Ended September 30, 2008 Compared to the Three Months Ended September 30, 2007:

Sales and Cost of Goods Sold

Our revenues increased significantly from the same period in 2007 and we expect that trend to continue as we add new customers and as the volume from existing customers increases. We achieved revenue of $3,202,726 for the three months ended September 30, 2008, compared to revenue of $2,251,086 for the three months ended September 30, 2007, an increase of 42%.

The revenue of our main operating company, Reprints, increased from $1,801,192 for the three months ended September 30, 2007 to $2,807,466 for the three months ended September 30, 2008, an increase of 56%. Pools Press contributed the remainder of the revenue. We expect to continue with significant revenue growth this year. However, the economic climate may significantly slow our sales growth if our customers reduce their marketing budgets.

Our cost of goods sold likewise increased from $1,811,571 for the three months ended September 30, 2007 to $2,556,829 for the three months ended September 30, 2008, which represents an increase of 41%. This percentage increase is roughly equivalent to the increase in our revenues. At Reprints, we only purchase articles when they have been requested by our clients. Gross margins as a percentage of sales remained consistent at 20% for each period. We generally charge a margin over the actual cost to us. We attempt to negotiate discounts with our publishers and have a few such agreements in place. We also have prepaid some publishers for articles in exchange for discounts. At September 30, 2008, we had prepaid $254,236 for royalties that were not yet used. The publishers set the price for each order and do not generally grant significant discounts. We expect that our cost of goods sold will keep pace with our revenue growth, unless additional publisher discounts can be achieved.

Operating Expenses

General and Administrative

Our general and administrative expenses increased 85% from $417,931 for the three months ended September 30, 2007 to $771,623 for the three months ended September 30, 2008. Pools’ share of these expenses was approximately $52,000 for the 2008 period and $57,000 for the 2007 period. These expenses include Reprints’ salary costs, which were $405,894 in the 2008 period and $227,197 in the 2007 period, an increase of $178,697 or 79%. Our sales and marketing team has increased during the past year and we have added additional employees as needed. We continue to attempt to contain the expansion of our workforce. However, because of the expansion of our sales volume and in order to continue to develop our computer system, we expect to add a small number of new employees in the near future. The 2008 figure also includes approximately $93,000 in investor relations expenses incurred in preparation for the public trading of our common stock. The investor relations expense includes $43,963, which is the value attributable to the issuance of a warrant to purchase 150,000 shares of the Company’s common stock.

Marketing and Advertising

Our marketing and advertising expenses increased from $3,770 for the three months ended September 30, 2007 to $14,163 for the three months ended September 30, 2008. These costs have not been a significant expense for us and have been limited to the cost of our participation in publishing industry trade shows and limited advertising in trade publications and sponsorship of publishing industry programs. However, we are planning targeted publishing advertising campaigns that will likely cost approximately $120,000 over the next year.

Depreciation and Amortization

Our depreciation and amortization expense increased approximately 58% from $41,284 for three months ended September 30, 2007 to $65,073 for the three months ended September 30, 2008. Pools’ share of these expenses in the 2008 period included $13,750 related to the amortization of Pools’ customer list. Reprints’ depreciation and amortization expense of $51,122 for the 2008 period was primarily attributable to amortization on software and intellectual property licenses as well as amortization of two customer lists.

Other Expenses

Other expenses were $0 for the three months ended September 30, 2007 and were $1,049 for the three months ended September 30, 2008.

Loss on marketable securities

We recognized unrealized losses on our short-term investments of $18,150 and $0 during the three months ended September 30, 2008 and 2007, respectively. These investments consist of corporate and municipal debt and preferred stock auction rate securities held in an account with UBS Financial Services, Inc., and the losses were based on valuations by UBS. We will continue to monitor the market for these securities to determine if they are properly valued and correctly classified. Based on our expected operating cash flows, and our other sources and uses of cash, we do not anticipate that the potential lack of liquidity on these investments will affect our ability to execute our current business plan.

Interest Expense

Interest expense was $4,605 for the three months ended September 30, 2007 and $15,240 for the three months ended September 30, 2008. The 2008 interest expense is primarily attributable to the interest paid on a credit line secured by the marketable securities owned by the Company.

Interest Income

Interest income was $33,802 for the three months ended September 30, 2007 and $19,458 for the three months ended September 30, 2008. This interest income is primarily attributable to the interest earned on investments in marketable securities.

Net Loss

We recorded a net loss of $232,666 for the three months ended September 30, 2008 compared to net income of $3,675 in the 2007 period. We hope to be modestly profitable in the near future, but as we are still a new business, we do not expect profits to be significant for the next year.

Liquidity and Capital Resources

As of September 30, 2008, we had cash and cash equivalents of $1,597,679, compared to $849,834 as of June 30, 2008. This increase is primarily attributable to the sale of 400,017 shares of the Company’s common stock and warrants to purchase 200,009 shares of the Company’s common stock on July 17, 2008 for an aggregate purchase price of $600,025.

Net cash provided by operating activities was $283,082 for the three months ended September 30, 2008 compared to cash used in operating activities of $295,512 for the three months ended September 30, 2007. During the 2007 period, our accounts receivable increased by $242,231 and our accounts payable decreased by $171,086, compared to decreases of $781,043 and $426,137, respectively, in the 2008 period. Additionally, during the three months ended September 30, 2008, we expensed $77,755 to depreciation and amortization, offset by our use of $71,841 of prepaid royalties. Also during the 2008 period, we issued a common stock warrant for services with a value of $43,963 and we amortized $6,472 for stock options vesting in December 2008 during the three months ended September 30, 2008. No stock options vested in the 2007 period.

Net cash used in investing activities was $144,666 for the three months ended September 30, 2008 compared to net cash provided by investing activities of $316,970 for the three months ended September 30, 2007. This difference was primarily due to sales of short term investments in the 2007 period and the purchases of equipment and intellectual property licenses at Reprints in the 2008 period.

Net cash provided by financing activities was $609,429 for the three months ended September 30, 2008 compared to net cash provided by financing activities of $97,842 for the corresponding period in 2007. The cash provided by financing activities for the 2007 period was primarily attributable to a capital lease entered into by Pools Press. In the 2008 period, the cash was primarily provided by the sale of common stock and warrants in July 2008.

We believe that our current cash resources will be sufficient to sustain our current operations for at least one year. While we have not experienced any losses from bad debts, we expect our accounts receivable to increase as a result of significant increases in our sales. We also expect to incur significant investor relations expenses in conjunction with the listing of our common stock. In addition, we may need to obtain additional cash resources during the next year in order to acquire complementary businesses. The need for cash to   finance acquisitions will depend on the businesses acquired and we cannot predict those needs with any certainty. In the event such funds are needed, we may engage in additional sales of debt or equity securities. The sale of additional equity or convertible debt securities would result in additional dilution to our shareholders. The issuance of additional debt would result in increased expenses and could subject us to covenants that may have the effect of restricting our operations. We have not made arrangements to obtain additional financing and we can provide no assurance that additional financing will be available in an amount or on terms acceptable to us, if at all.

Our short-term investments consist of corporate and municipal debt and preferred stock auction rate securities held in an account with UBS. Recently, several auctions have failed as a result of illiquidity and imbalance in order flow for auction rate securities. A failed auction is not an indication of an increased credit risk or a reduction in the underlying collateral, however, parties wishing to sell securities could not do so. Based on current market conditions, it is not known when or if the capital markets will come back into balance to achieve successful auctions for these securities. If these auctions continue to fail, it could result in our holding securities beyond their next scheduled auction reset dates and will limit the short-term liquidity of these investments. We currently believe these securities are not significantly impaired, primarily due to the collateral underlying these securities and/or the creditworthiness of the issuer. Furthermore, on September 8, 2008, the Massachusetts Secretary of State announced that UBS has pledged to buy back almost $40 billion worth of bonds that their retail clients have been unable to sell. As part of the settlement, UBS customers with less than $1 million in auction rate securities will get their money back by October 31, 2008 while others will get their refund by January 1, 2009. The Company does not anticipate incurring any further losses related to these credit risks. Based on our expected operating cash flows, and our other sources and uses of cash, we do not anticipate that the temporary lack of liquidity on these investments will affect our ability to execute our current business plan. Our short term investments are collateral for borrowings under our line of credit agreement with UBS.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Year Ended June 30, 2008 Compared to the Year Ended June 30, 2007:

Sales and Cost of Goods Sold

We achieved revenues of $12,209,916 for the year ended June 30, 2008, compared to revenue of $3,850,746 for the year ended June 30, 2007, an increase of over 200%.

The revenue of our main operating company, Reprints, increased from $3,307,481 for the year ended June 30, 2007, to $10,086,255 for the year ended June 30, 2008, an increase of approximately 200%. Pools Press contributed the remainder of the revenue. Approximately $4,000,000 of the increase at Reprints, or 59%, was attributable to new customers.

Our cost of goods sold increased from $3,253,120 for the year ended June 30, 2007, to $10,023,768 for the year ended June 30, 2008, which represents an increase of 208% and was roughly in line with the increase in our revenues. Gross profit as a percentage of net sales increased from 15.3% for the year ending June 30, 2007 to 17.9% for the year ending June 30, 2008 as a result of the introduction of single copy delivery services, which have a higher margin than reprint sales.

We anticipate that our sales will continue to increase during the 2009 fiscal year. Likewise, our cost of goods sold will increase significantly since most of this cost is determined by the publishers on each individual order and they do not generally grant significant discounts.

Operating Expenses

General and Administrative

Our general and administrative expenses increased 121% from $981,118 for the year ended June 30, 2007 to $2,172,055 for the year ended June 30, 2008. Pools’ share of these expenses was $239,332 for the 2008 fiscal year. These expenses include Reprints’ salary costs, which were $642,927 in the 2007 fiscal year and $1,133,710 in the 2008 fiscal year, an increase of $490,783 or 76%. These expenses will continue to rise during fiscal 2009 as we continue to add employees to develop our computer systems in order to service increasing sales volume and new products.

Marketing and Advertising

Our marketing and advertising expenses increased from $23,658 for the year ended June 30, 2007, to $40,437, an increase of $16,779 or 71%. Marketing expenses have not been a significant expense for us and have been limited to the cost of our participation in publishing industry trade shows and limited advertising in trade publications and sponsorship of publishing industry programs. However, we intend to expand our marketing efforts during the 2009 fiscal year and we expect our marketing costs will increase to approximately $250,000 during fiscal 2009.

Depreciation and Amortization

Our depreciation expense increased from $58,986 for the year ended June 30, 2007, to $236,724 during the year ended June 30, 2008, an increase of $177,738 or approximately 300%. Pools’ share of these expenses was $61,247 in the 2008 period and included $56,667 related to the amortization of Pools’ customer list.

Other Expenses

Other expenses were $36,481 for the year ended June 30, 2007, and $104,741 for the year ended June 30, 2008, an increase of $68,260 or 187%. These expenses consisted primarily of legal and audit expenses. We expect these costs to continue to increase as our regulatory costs increase when our common stock becomes publicly traded.

Unrealized Loss on Marketable Securities

We recognized unrealized losses on our short-term investments of $33,660 and $0 during the years ended June 30, 2008 and 2007, respectively. These investments consist of corporate and municipal debt and preferred stock auction rate securities held in an account with UBS Financial Services, Inc., and the losses were based on valuations by UBS. We will continue to monitor the market for these securities to determine if they are properly valued and correctly classified. Based on our expected operating cash flows, and our other sources and uses of cash, we do not anticipate that the potential lack of liquidity on these investments will affect our ability to execute our current business plan.

Realized Loss on Sale of Fixed Assets

We recognized losses on the sale of fixed assets of $5,367 and $0 during the years ended June 30, 2008 and 2007, respectively. We realized the loss upon the sale of a vehicle used by the previous owner of Pools Press.

Interest Expense

Interest expense was $6,347 for the year ended June 30, 2007, and $32,313 for the year ended June 30, 2008, and increase of $25,966 or approximately 400%. This interest expense is primarily attributable to the interest paid on a credit line with UBS that is secured by marketable securities.

Interest Income

Interest income was $88,491 for the year ended June 30, 2007, and increased to $111,336 for the year ended June 30, 2008, an increase of $22,845 or 26%. This interest income is primarily attributable to the interest earned on investments in marketable securities.

Net Loss

We had a net loss of $415,491 for the year ended June 30, 2007 compared to a net loss of $338,321 for the year ended June 30, 2008. We are still in our early stages of development and losses are expected in this period. However, we anticipate that our rapid revenue growth will help reduce our losses, despite the need to invest in our operations to assist in our growth. We hope to achieve a modest profit during the fiscal year ending June 30, 2009.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through private sales of equity securities. Reprints Desk’s initial investors were Bristol Capital, LLC, which is owned by Paul Kessler and Diana Derycz-Kessler, Bristol Investment Fund, Ltd., over which Paul Kessler has investment and voting control, and three employees of Bristol Capital, LLC, including the current Chief Financial Officer of Derycz, Richard McKilligan. These initial investors purchased 275,000 shares of Reprints Desk for a total of $275,000. Their 275,000 shares were converted into a total of 4,000,003 common shares of Derycz Scientific in November 2006. Peter Derycz, as the founder of Reprints Desk, paid $275 for his 275,000 shares of Reprints Desk, which were exchanged for 4,000,000 common shares of Derycz Scientific. On December 22, 2006, we sold units consisting of 4,500,000 shares of common stock and warrants to purchase 2,250,000 shares of common stock at an exercise price of $1.25 per share to 45 accredited investors in a private transaction. We received $4,500,000 in proceeds from this transaction.

On July 17, 2008, we sold 400,017 shares of common stock and warrants to purchase 200,009 shares of common stock at an exercise price of $2.00 per share at anytime prior to July 17, 2011 for an aggregate purchase price of $600,025. These shares and warrants were sold to a total of 4 investors.

As of June 30, 2008, we had cash of $849,834.

Net cash used by operating activities was $932,306 for the year ended June 30, 2008 compared to net cash used by operating activities of $649,809 for the year ended June 30, 2007. The $282,497 increase in cash used by operating activities was due primarily to an increase in accounts receivable of $1,780,754, partially offset by a decrease in net loss of $77,170, depreciation and amortization of $278,485 and $727,012 in cash provided by an increase in accounts payable.

Net cash used by investing activities was $3,338,625 for the year ended June 30, 2007 compared to net cash provided by investing activities of $302,052 for the year ended June 30, 2008. The $3,640,677 difference in cash flows from investing activities was due to the investment in short term investments of $2,589,410 in the 2007 period and the purchase in the 2007 fiscal year of a majority interest in Pools Press and investments of $280,000 in intellectual property licenses and customer lists.

Net cash provided by financing activities was $4,304,559 for the year ended June 30, 2007 compared to $1,097,501 for the year ended June 30, 2008. The decrease in cash provided by financing activities was due primarily to the sale of our common stock in December 2006 pursuant to which we received proceeds of $4,221,784. We made no sales of our common stock during the year ended June 30, 2008.

We believe that our current cash resources will be sufficient to sustain our current operations for at least one year. We may need to obtain additional cash resources during the next year if we are able to acquire complementary businesses or if we add large customers and experience a corresponding increase in our accounts receivable. The need for cash to finance acquisitions will depend on the businesses acquired and we cannot predict those needs with any certainty. In the event such funds are needed, we may engage in additional sales of debt or equity securities. The sale of additional equity or convertible debt securities would result in additional dilution to our shareholders. The issuance of additional debt would result in increased expenses and could subject us to covenants that may have the effect of restricting our operations. We have not made arrangements to obtain additional financing and we can provide no assurance that additional financing will be available in an amount or on terms acceptable to us, if at all.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. When making these estimates and assumptions, we consider our historical experience, our knowledge of economic and market factors and various other factors that we believe to be reasonable under the circumstances. Actual results may differ under different estimates and assumptions.

The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition

The Company applies the provisions of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.

The Company recognizes revenues from printing services when services have been rendered and accepted by the customer while revenues from the re-use of published articles and rights management services are recognized upon shipment or electronic delivery to the customer.

Included in revenues are fees charged to customers for shipping, handling and delivery services.

Impairment of Long-Lived Assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a “primary-asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The Company has no impairment issues to disclose.

Stock Based Compensation

The Company adopted SFAS No. 123 (Revised 2004), “Share Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and allowed under the original provisions of SFAS No. 123.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161 (“FAS 161”), “Disclosures About Derivative Instruments and Hedging Activities — an amendment of FAS 133.” FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FAS 161 is effective for fiscal years beginning after November 15, 2008. The Company does not expect the implementation of FAS 161 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations” (“FAS 141(R)”), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 also requires that any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value when a subsidiary is deconsolidated. SFAS No. 160 also sets forth the disclosure requirements to identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements are applied retrospectively for all periods presented. We do not have a noncontrolling interest in one or more subsidiaries.

We do not believe that the adoption of the above recent pronouncements will have a material effect on our consolidated results of operations, financial position, or cash flows.

Off-Balance Sheet Arrangements

At September 30, 2008 and June 30, 2008, we had no obligations that would require disclosure as off-balance sheet arrangements.

DESCRIPTION OF PROPERTY

We currently sublease on a month-to-month basis approximately 1,000 square feet of office space at 10990 Wilshire Blvd., Suite 1410, Los Angeles, California from Bristol Capital Advisors, LLC for $2,740.40 per month. Our Chief Financial Officer is also Counsel to Bristol Capital Advisers, LLC, which is the investment manager of Bristol Investment Fund, Ltd., which holds a significant equity stake in the Company (see section entitled “Certain Relationships and Related Transactions”).

Our majority owned subsidiary, Pools Press, leases 13,000 square feet of office space at 3455-3501 Commercial Avenue, Northbrook, Illinois for $7,446 per month from an unrelated third party. The lease expires on May 31, 2011. Commencing June 1, 2009, the rent will increase to $7,750 per month, and commencing June 1, 2010, the rent will increase to $8,000 per month.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Described below are certain transactions or series of transactions since the beginning of our last fiscal year between us and our subsidiaries and our executive officers, directors and the beneficial owners of 5% or more of our common stock, on an as converted basis, and certain persons affiliated with or related to these persons, including family members, in which they had or will have a direct or indirect material interest in an amount that exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last three completed fiscal years, other than compensation arrangements that are otherwise required to be described under “Executive Compensation.”

Richard McKilligan, our Chief Financial Officer, was, until September 30, 2008, Counsel to Bristol Capital Advisors, LLC, which is the investment manager of Bristol Investment Fund, Ltd., which holds 2,250,000 shares, or 17.6%, of the Company’s common stock.

The Company subleases its office space from Bristol Capital Advisors, LLC pursuant to a lease agreement. The office space is approximately 1,000 square feet and the cost is $2,740.40 per month, which rate is equivalent on a per square foot basis to the amount Bristol Capital Advisors, LLC pays under its lease agreement and is comparable to the terms of a lease between unaffiliated parties. The sublease agreement is a month-to-month tenancy which may be terminated at any time. Bristol Capital Advisors, LLC is the investment manager of Bristol Investment Fund, Ltd., which holds a significant equity stake in the Company.

A familial relationship exists between management and certain equity holders of the Company. Paul Kessler and Diana Derycz-Kessler are married and are the owners of Bristol Capital, LLC, which holds 1,810,910 shares, or 14.0%, of the Company’s common stock. Paul Kessler has investment and voting control over the shares held by Bristol Investment Fund, Ltd., which holds 2,475,000 shares, or 19.1%, of the Company’s common stock. Diana Derycz-Kessler and Peter Derycz, the Company’s Chief Executive Officer, are siblings. Diana Derycz-Kessler is a registered representative of T.R. Winston & Company, LLC, which was the Placement Agent for the Company’s December 2006 offering of common shares. Our agreement with the Placement Agent was on terms that would be comparable to the terms in similar agreements between unaffiliated parties. Although no agreement exists between the Company and Ms. Derycz-Kessler, she may receive compensation in connection with that offering through T.R. Winston & Company, LLC.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

At this time there is no public trading market for our common stock. As of December 22, 2008, we have a total of 12,961,830 shares of our common stock outstanding.

We have outstanding warrants that were issued in conjunction with two private offerings of our common stock. These warrants, if exercised, would permit shareholders to purchase an additional 2,650,009 shares of our common stock. Warrants to purchase 2,450,000 common shares may be exercised until December 22, 2009, at which time they will expire if not exercised. The price for each share of common stock purchased in accordance with those warrants is $1.25. Warrants to purchase 200,009 common shares may be exercised until July 17, 2011, at which time they will expire if not exercised. The price for each share of common stock purchased in accordance with those warrants is $2.00.  On July 1, 2008, the Company issued warrants to acquire 150,000 shares of our stock at an exercise price of $2.00 per share and a life of five years in exchange for investor relations services.  In addition, we have an agreement to issue up to 90,000 shares in connection with the purchase of a customer list from Pinpoint Documents, LLC based on the amount of revenue generated from that list over the first year, which would be in addition to the 50,000 shares already issued to Pinpoint in that transaction. If revenues from the list do not reach a minimum amount during the first year, none of the 90,000 additional shares will be issued.

We also have outstanding options that were issued to employees and one consultant. These options, if exercised, would permit employees and consultants to purchase an additional 530,000 shares of our common stock. The price for each share of common stock purchased in accordance with such options is $1.50. We have 407,500 shares that are currently vested and exercisable.

Assuming all of the warrants and options are exercised, and the full 90,000 shares will be issued, we will have outstanding 16,231,839 shares of common stock. We issued all of our shares of outstanding common stock in private transactions in reliance upon exemptions from registration under the Securities Act. Those shares may be sold only if we file a registration statement or if there is an applicable exemption from registration. As of December 22, 2008, up to approximately 12,561,813 of our issued and outstanding shares could be sold pursuant to Rule 144 of the Securities Act of 1933 subject to the limitations of paragraphs (c), (e), (f), (g) and (h), and up to approximately 4,191,365 of our issued and outstanding shares could be sold pursuant to Rule 144 without limitation. If all security holders that are eligible to sell under Rule 144 decide to sell their shares once Rule 144 becomes available to them that would put selling pressure on Derycz’s common stock resulting in a lower price for such stock. Other than the common stock being registered for the selling security holders in this offering, we have no agreement with any security holder to register our securities.

Holders

We currently have 55 record holders of our common stock.

Dividends

We have not paid any cash dividends and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under any credit facilities or other contractual arrangements and such other factors deemed relevant by our Board of Directors.

Equity Compensation Plan Information

In December 2007, we established the 2007 Equity Compensation Plan (the “Plan”). The Plan was approved by our Board of Directors and security holders holding a majority of the shares of our common stock outstanding. The purpose of the Plan is to grant stock and stock options to purchase our common stock to our employees and key consultants. The total amount of shares subject to the Plan is 1,500,000 shares. As of December 22, 2008, we had granted 530,000 options under the Plan.

EXECUTIVE COMPENSATION

Executive Compensation

The following table summarizes all compensation for the last two fiscal years awarded to, earned by or paid to our “named executive officers,” which group includes the Company’s Chief Executive Officer and the Company’s two most highly compensated executive officers who earned more than $100,000 in the last two fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principle Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)		Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Peter Derycz Chief Executive Officer	2008	120,000	—	—	—		—	—	—	120,000
	2007	110,000	—	—	—		—	—	—	110,000
Richard McKilligan Chief Financial Officer	2008	81,250	—	—	17,064	(1)	—	—	—	98,314
	2007	70,000	—	—			—	—	—	70,000

(1)	Represents a grant made on December 21, 2007, of options to purchase 66,500 common shares which vest immediately and options to purchase 28,500 common shares which will vest on December 21, 2008.

The following table sets forth, at June 30, 2008, information regarding unexercised options for each named executive officer. There were no stock awards outstanding at June 30, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Peter Derycz	—		—		—	—	—
Richard McKilligan	66,500	(1)	28,500	(2)	—	$1.50	12/21/17

(1)	Options vested immediately upon grant on December 21, 2007.

(2)	Options will vest on December 21, 2008.

The following table sets forth, for the year ended June 30, 2008, the compensation earned by our directors for the services rendered by them to the Company in all capacities.

DIRECTOR COMPENSATION

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)		Total ($) (h)
Scott Ahlberg	—	—	—	—	—	126,749	(1)	126,749
Janice Peterson	—	—	—	—	—	111,088	(2)	111,088

(1)
Mr. Ahlberg received no compensation for his services as a director of the Company. Other compensation represents the following amounts paid to Mr. Ahlberg for his services as an employee of the Company: salary in the amount of $60,000, a cash bonus in the amount of $40,000, a stock award valued at $11,798, and an option award valued at $14,951. On December 21, 2007, the Company granted Mr. Ahlberg 11,810 shares of the Company’s common stock as a discretionary bonus. On December 21, 2007, the Company granted Mr. Ahlberg options to purchase 66,500 shares of the Company’s common stock, which vested immediately upon grant, and options to purchase 8,500 shares of the Company’s common stock, which will vest on December 21, 2008.

(2)
Ms. Peterson received no compensation for her services as a director of the Company. Other compensation represents the following amounts paid to Ms. Peterson for her services as an employee of the Company: salary in the amount of $60,000, additional salary in the amount of $5,000 that had accrued to Ms. Peterson in fiscal year 2007 but had not been paid, a cash bonus in the amount of $30,000, and an option award valued at $16,088. On December 21, 2007, the Company granted Ms. Peterson options to purchase 66,500 shares of the Company’s common stock, which vested immediately upon grant, and options to purchase 18,500 shares of the Company’s common stock, which will vest on December 21, 2008.

Employment Agreements

Peter Derycz

Mr. Derycz’s employment contract as Chief Executive Officer and as a director of the Company has a three year term beginning July 1, 2007. The contract provides an annual salary of $120,000 until such time as the Company achieves revenues exceeding $3 million in a calendar quarter on a consolidated basis at which time his salary will increase to $240,000. Mr. Derycz’s salary increased to $240,000 per year on July 1, 2008. No part of Mr. Derycz’s salary is allocated to his duties as a director of the Company. The contract contains no other incentive bonus structure.

Scott Ahlberg

Mr. Ahlberg’s employment contract as Head of Corporate Services of Reprints Desk and as a director of the Company has a three year term beginning July 1, 2007. The contract provides an annual base salary of $60,000 and an annual guaranteed bonus of $40,000. The contract sets out bonuses of between $20,000 and $220,000 available to Mr. Ahlberg if the Company achieves certain levels of revenues from its document delivery product from $1,000,000 to in excess of $20,000,000. No part of Mr. Ahlberg’s salary is allocated to his duties as a director of the Company. The contract contains no other incentive bonus structure.

Janice Peterson

Ms. Peterson’s employment contract as Head of Publisher Relations of Reprints Desk and as a director of the Company has a three year term beginning July 1, 2007. The contract provided an annual base salary of $60,000, which increases to $70,000 on October 1, 2008, and an annual guaranteed bonus of $30,000. The contract sets out additional commissions available to Ms. Peterson, which vary from 1% to 5% of the discounts or sales that result from agreements that she negotiates between publishers and either Pools Press or Reprints Desk. No part of Ms. Peterson’s salary is allocated to her duties as a director of the Company. The contract contains no other incentive bonus structure.

Director Compensation

We intend to compensate non-management directors through stock option and/or restricted stock granted under our 2007 Equity Compensation Plan. At this time, no directors receive compensation for their services as directors.

 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

There were no changes in or disagreements with our accountants on accounting and financial disclosure during the last two fiscal years or the interim period from July 1, 2008 through the date of this prospectus.

 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F. Street, NE, Washington, D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F. Street, NE, Washington, D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

DERYCZ SCIENTIFIC, INC.

CONSOLIDATED FINANCIAL STATEMENTS

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Derycz Scientific, Inc. and Subsidiaries

Los Angeles, California

We have audited the consolidated balance sheets of Derycz Scientific, Inc. (the “Company”) and Subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Derycz Scientific, Inc and Subsidiaries as of June 30, 2008 and 2007 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg and Company, P.A.
September 15, 2008
Los Angeles, California

DERYCZ SCIENTIFIC, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2008	June 30, 2007
ASSETS
Current assets
Cash and cash equivalents	$849,834	$382,587
Short term investments	1,736,630	2,589,410
Accounts receivable	3,119,158	1,338,404
Inventory	15,956	14,885
Prepaid royalties	326,077	312,525
Other current assets	80,739	27,802
Total current assets	6,128,394	4,665,613
Property and equipment, net of accumulated depreciation of $89,711 and $15,315	362,807	253,198
Intangible assets
Customer lists, net of accumulated amortization of $182,222 and $42,223	92,778	172,777
Other intellectual property, net of amortization of $64,016 and $1,964	518,959	163,561
Goodwill	189,185	199,185
Total assets	$7,292,123	$5,454,334
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$1,997,233	$1,270,221
Payable on purchase of Pools Press	—	162,392
Capital lease obligation, current	16,129	—
Outstanding credit line	1,291,855	6,244
Other current liabilities	88,430	—
Total current liabilities	3,393,647	1,438,857
Capital lease obligations	61,479	—
Minority interest	50,102	51,128
Commitments and contingencies
Stockholders’ equity
Preferred stock; $0.001 par value; 20,000,000 shares authorized; no shares issued and outstanding
Common stock; $0.001 par value; 100,000,000 shares authorized; 12,561,813 and 12,500,003 shares issued and outstanding	12,562	12,500
Additional paid-in capital	4,645,364	4,484,559
Accumulated deficit	(871,031)	(532,710)
Total stockholders’ equity	3,786,895	3,964,349
Total liabilities and stockholders’ equity	$7,292,123	$5,454,334

See Notes to Consolidated Financial Statements.

DERYCZ SCIENTIFIC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,
	2008	2007
Net sales	$12,209,916	$3,850,746
Cost of sales	10,023,768	3,253,120
Gross profit	2,186,148	597,626
Operating expenses:
General and administrative	2,172,055	981,118
Marketing and advertising	40,437	23,658
Depreciation and amortization	236,724	58,986
Other expenses	104,741	36,481
Total operating expenses	2,553,957	1,100,243
Loss from operations	(367,809)	(502,617)
Unrealized loss on marketable securities	(33,660)	—
Loss on sale of fixed assets	(5,367)	—
Interest expense	(32,313)	(6,347)
Interest income	111,336	88,491
Loss before minority interest	(327,813)	(420,473)
Minority interest	(10,508)	4,982
Net loss	$(338,321)	$(415,491)
Net loss per share:
Basic and diluted	$(0.03)	$(0.04)
Weighted average shares outstanding:
Basic and diluted	12,540,226	10,625,003

See Notes to Consolidated Financial Statements.

DERYCZ SCIENTIFIC, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2008 and 2007

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balance at July 1, 2006	8,000,003	$8,000	$267,275	$(117,219)	$158,056
Issuance of common stock for cash	4,500,000	4,500	4,217,284	—	4,221,784
Net loss for the year				(415,491)	(415,491)
Balance, June 30, 2007	12,500,003	12,500	4,484,559	(532,710)	3,964,349
Issuance of common shares for acquisition of customer list	50,000	50	49,950		50,000
Fair value of vested options issued to employees	—	—	99,057	—	99,057
Fair value of common shares issued as employee bonus	11,810	12	11,798	—	11,810
Net loss for the year				(338,321)	(338,321)
Balance, June 30, 2008	12,561,813	$12,562	$4,645,364	$(871,031)	$3,786,895

See Notes to Consolidated Financial Statements.

DERYCZ SCIENTIFIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	2008	2007
Cash flows from operating activities:
Net loss	$(338,321)	$(415,491)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	278,485	44,179
Fair value of vested stock options	99,057	—
Fair value of common stock issued as a bonus	11,810	—
Unrealized loss on investment	33,660	—
Loss on sale of fixed assets	5,367	—
Changes in assets and liabilities:
Accounts receivable	(1,780,754)	(605,981)
Accounts payable and accrued expenses	727,012	649,621
Inventory	(1,071)	2,212
Use of prepaid royalties	(13,552)	(312,525)
Other current assets	(52,937)	(19,234)
Accrued interest on notes payable	—	12,392
Other current liabilities	88,430	—
Minority share of earnings (loss)	10,508	(4,982)
Net cash used in operating activities	(932,306)	(649,809)
Cash flows from investing activities:
Purchase of furniture and equipment	(110,118)	(3,135)
Purchase of Intellectual Property	(417,450)	(280,000)
Proceeds from sale of (investment in) short term investments	819,120	(2,589,410)
Acquisition of Pools Press	—	(466,080)
Proceeds from sale of fixed assets	10,500	—
Net cash provided by (used in) investing activities	302,052	(3,338,625)
Cash flows from financing activities:
Proceeds from the issuance of common stock	—	4,221,784
Collection of stock subscription receivable	—	137,775
Capital lease obligation	(14,184)	—
Proceeds from advance from stockholder	—	(55,000)
Payments on notes on Pools Press	(162,392)	—
Advances under line of credit	1,285,611	—
Distribution of minority earnings	(11,534)	—
Net cash provided by financing activities	1,097,501	4,304,559
Net increase in cash and cash equivalents	467,247	316,125
Cash and cash equivalents, Beginning of period	382,587	66,462
Cash and cash equivalents, End of period	$849,834	$382,587
Supplemental disclosures of cash flow information:
Taxes paid	$—	$—
Interest paid	$32,313	$6,347
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common stock for customer list	$50,000	—
Capital lease obligation	$91,792	—
Re-allocation of customer list to goodwill	$10,000	—

See Notes to Consolidated Financial Statements.

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 1 — Organization, Nature of Business and Basis of Presentation

(a) Organization

Derycz Scientific, Inc. was incorporated in the State of Nevada on November 2, 2006. On November 2, 2006 the Company entered into a Share Exchange Agreement with Reprints Desk, Inc., a Delaware corporation formed on January 6, 2006. Derycz was formed to facilitate a holding company structure. At the closing of the transaction contemplated by the Share Exchange Agreement, the Company acquired all of the 550,000 outstanding shares of Reprints from the shareholders of Reprints and issued 8,000,003 of its common shares to the shareholders of Reprints. As the intention behind forming Derycz was the creation of a holding company structure and Derycz had no appreciable assets prior to the acquisition of Reprints, the exchange ratio was determined arbitrarily and was not based on any determination of the value of shares of Derycz common stock as compared to Reprints shares acquired. As each former Reprints shareholder acquired a percentage interest in Derycz equal to the percentage interest such shareholder held in Reprints immediately prior to the transaction, there was no dilution of the interest of any former Reprints shareholder. Following completion of the exchange transaction, Reprints became a wholly owned subsidiary of the Company. The transaction was accounted as a statutory merger of companies under common control. As such, the historical financial statements of the Company are combined with the operations of Reprints since its inception, and the merger shares are accounted for as a stock split as of the inception of Reprints for financial reporting purposes.

(b) Nature of Business

Reprints is a content repurposing and rights management company, with a focus on content re-use services and products. The Company operates within the Periodicals Publishing industry which is a large and growing market. The Company has developed products in the following areas:

•	Reprints, ePrints and Article Distribution Systems

•	Commercial Printing Services

•	Publisher Outsourced Reprint Management

•	Print-on-Demand Services for copyright and regulatory sensitive documents

(c) Basis of Presentation

The accompanying financial statements are consolidated and include the accounts of the Company and its wholly and majority owned subsidiaries. The consolidated accounts include 100% of assets and liabilities of our majority owned subsidiary, and the ownership interests of minority investors are recorded as a minority interest. Intercompany balances and transactions have been eliminated in consolidation.

Note 2 — Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

(b) Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The estimated fair value of the capital lease and line of credit obligations is based on borrowing rates currently available to the Company for loans with similar terms and maturities.

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 2 — Summary of Significant Accounting Policies  – (continued)

The interest rate charged on our line of credit facility is based on 30 Day LIBOR, and changes in that rates of interest could have an effect on the interest charged on our outstanding balances.

(c) Short Term Investments

Our short-term investments consist of corporate and municipal debt and preferred stock auction rate securities held in an account with UBS. Recently, several auctions have failed as a result of illiquidity and imbalance in order flow for auction rate securities. A failed auction is not an indication of an increased credit risk or a reduction in the underlying collateral, however, parties wishing to sell securities could not do so. Based on current market conditions, it is not known when or if the capital markets will come back into balance to achieve successful auctions for these securities. If these auctions continue to fail, it could result in our holding securities beyond their next scheduled auction reset dates and will limit the short-term liquidity of these investments. We currently believe these securities are not significantly impaired, primarily due to the collateral underlying these securities and/or the creditworthiness of the issuer. Furthermore, on September 8, 2008, the Massachusetts Secretary of State announced that UBS has pledged to buy back almost $40 billion worth of bonds that their retail clients have been unable to sell. As part of the settlement, UBS customers with less than $1 million in auction rate securities will get their money back by October 31, while others will get their refund by January 1, 2009. In accordance with FAS 115, the Company determined that these are trading securities and recorded on the Company’s consolidated financial statements at fair market value, with the unrealized losses amounting to $33,660 in the statement of operations. The Company does not anticipate incurring any further losses related to these credit risks. Based on our expected operating cash flows, and our other sources and uses of cash, we do not anticipate that the temporary lack of liquidity on these investments will affect our ability to execute our current business plan. Our short term investments are collateral for borrowings under our line of credit agreement with UBS.

(d) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less.

(e) Allowance for Doubtful Accounts

The Company regularly reviews the accounts receivable aging and applies various expected loss percentages to certain accounts receivable categories based upon historical bad debt experience in order to determine whether an allowance for doubtful accounts resulting from the inability, failure or refusal of customers to make required payments, is appropriate. As of June 30, 2008 and 2007 no accounts were deemed uncollectible and the Company had not established an allowance for doubtful accounts.

(f) Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company does not anticipate incurring any losses related to these credit risks. The Company extends credit based on an evaluation of the customer’s financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and intends to maintain allowances for anticipated losses, as required.

Two customers accounted for 14% and 12% of the revenues for the year ended June 30, 2008 and two customers accounted for 15% and 11% of the revenue for the year ended to June 30, 2007.

As of June 30, 2008, one customer accounted for 38% of accounts receivable, and three customers accounted for 17%, 14% and 10% of accounts receivable at June 30, 2007.

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 2 — Summary of Significant Accounting Policies  – (continued)

(g) Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of 3 – 5 years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the results of operations.

(h) Intellectual Property Licenses

The Company has purchased licenses to use certain intellectual property. These licenses are amortized on the straight-line method over their estimated useful lives of 7 years.

(i) Customer Lists

From time to time, the Company purchases customer lists. These lists are amortized using an accelerated method that management presently estimates matches the utilization of those lists over an estimated useful life of 2 years.

(j) Revenue Recognition

The Company applies the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.

The Company recognizes revenues from printing services when services have been rendered and accepted by the customer while revenues from the re-use of published articles and rights management services are recognized upon shipment or electronic delivery to the customer.

(k) Impairment of Long-Lived Assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also establishes a “primary-asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. Management regularly reviews property, equipment and other long-lived assets for possible impairment in accordance with SFAS No. 144 and based upon this review believes there are no indications of impairment at June 30, 2008 or 2007.

(l) Stock Based Compensation

The Company periodically issues stock options and warrants to employees and non-employees in capital raising transactions, for services and for financing costs. The Company adopted SFAS No. 123R effective January 1, 2006, and is using the modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123R for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date.

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 2 — Summary of Significant Accounting Policies  – (continued)

The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with EITF No. 96-18: “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF No. 00-18: “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees” whereas the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete.

(m) Shipping and Handling Costs

The Company accounts for shipping and handling fees and costs in accordance with EITF 00-10. As such, the Company includes shipping and handling charges billed to its customers in its revenues, and classifies shipping and handling costs of the sale of its products as a component of cost of sales. Those costs were approximately $155,161 and $105,291, respectively, for the years ended June 30, 2008 and 2007.

(n) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(o) Net Income (Loss) per Share

The Company reports net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share.” Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares available. Weighted average number of shares outstanding reflects the equivalent number of shares received as a result of the exchange transaction as if these shares had been outstanding as of the beginning of the earliest period presented. Diluted income (loss) per share is computed similar to basic income (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Warrants to purchase 2,450,000 shares of common stock have been excluded from the calculation of diluted net loss per share for the years ended June 30, 2008 and 2007 and options and warrants to purchase 2,980,000 shares of common stock outstanding as of June 30, 2008 have been excluded from the calculation as the effect would have been anti-dilutive.

(p) Marketing and Advertising Expenses

Marketing and Advertising expenses are expensed as incurred and consist primarily of various forms of media purchased from Internet-based marketers and search engines. Marketing and advertising expense amounted to $40,437 and $23,658 for the years ended June 30, 2008 and 2007, respectively.

(q) Recently Issued Accounting Pronouncements

In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations” (“FAS 141(R)”), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. FAS 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 2 — Summary of Significant Accounting Policies  – (continued)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 also requires that any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value when a subsidiary is deconsolidated. SFAS No. 160 also sets forth the disclosure requirements to identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements are applied retrospectively for all periods presented. The Company does not have a noncontrolling interest in one or more subsidiaries.

In March 2008, the FASB issued SFAS No. 161 (“FAS 161”), “Disclosures About Derivative Instruments and Hedging Activities — an amendment of FAS 133.” FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FAS 161 is effective for fiscal years beginning after November 15, 2008. The Company does not expect the implementation of FAS 161 to have a material impact on its consolidated financial statements.

The Company does not believe that the adoption of the above recent pronouncements will have a material effect on the Company’s consolidated results of operations, financial position, or cash flows.

(r) Reclassifications

Certain reclassifications have been made to 2007 amounts to conform to the 2008 presentation. Short term investments which were previously considered cash equivalents are now classified separately.

Note 3 — Acquisition of Pools Press, Inc.

On February 28, 2007, the Company entered into an agreement with Pools Press, Inc. (Pools) of Northbrook, Illinois, a privately held company pursuant to which the Company acquired 75% of the issued and outstanding common stock of Pools for consideration of $616,080. Pools is a commercial printer, specializing in reprints of copyrighted articles. The acquisition has been accounted for as a purchase in accordance with SFAS No. 141 Business Combinations . As such, the results of Pools Press’ operations have been included in the consolidated financial statements since March 1, 2007.

The purchase price of $616,080 consisted of a payment of cash of $466,080 and the issuance of a note payable of $150,000 (See Note 6). The Company has made a preliminary allocation of purchase price to the fair value of the acquired assets as follows:

Current assets	$137,440
Fixed Assets	235,565
Intangible assets:
Customer list	110,000
189,185
Purchase price	672,190
Historical Cost of 25% minority interest	(56,110)
Net Purchase Price	$616,080

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 3 — Acquisition of Pools Press, Inc.  – (continued)

The $56,110 minority interest has been adjusted to $50,102 and $51,128 in the accompanying balance sheets at June 30, 2008 and 2007 to give effect to the minority interest share of income and losses of $10,508 and ($4,982) for the years ended June 30, 2008 and 2007, respectively.

The value of the purchase price allocated to the fixed assets was based upon an appraisal performed by Winternitz Appraisal Service, Inc., a qualified appraisal firm. The initial allocation to the customer lists was made based upon a preliminary evaluation made by management. The Company reallocated $10,000 of goodwill to the customer list upon completion of a formal valuation of the purchase price allocation.

Goodwill represents the excess of the purchase price of an acquired company over the fair value of the identifiable assets acquired and liabilities assumed. The provisions of SFAS No. 142 state that goodwill of a reporting unit must be tested for impairment on an annual basis or at any other time during the year if events occur or circumstances change that would indicate that it is more likely than not that the fair value of the reporting unit has been reduced below its carrying amount.

Circumstances that could trigger an impairment test include; a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; the results of testing for recoverability of a significant asset group within a reporting unit, and the recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. Management has reviewed recorded goodwill for impairment and based upon this review believes there are no indicators of impairment at June 30, 2008 or June 30, 2007.

The following sets out the unaudited pro forma operating results for the year ended June 30, 2007 for the Company had the acquisition occurred as of January 6, 2006:

Pro Forma for the Year Ended June 30, 2007
(Unaudited)
Net sales	$5,618,171
Cost of sales	4,802,671
Gross profit	815,500
Operating expenses	1,267,056
Operating income (loss)	(451,556)
Other income (expense)	82,144
Minority Interest in income	(7,783)
Pro forma net loss	$(377,195)
Pro forma net loss per weighted average share, basic and diluted	$(0.04)

The Company has an option to purchase the remaining interest in Pools Press on any of the dates that are 18, 24, 30 or 36 calendar months following February 28, 2007, with 60 days prior notice. The price will be determined by an independent appraiser to be agreed upon by both the Company and the seller.

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 4 — Property and Equipment

Property and equipment consists of the following as of June 30, 2008 and 2007:

	June 30, 2008	June 30, 2007
Computer equipment	$32,344	$18,286
Software	95,045	5,521
Printing equipment	286,452	190,260
Furniture and fixtures	34,677	33,446
Autos and vans	4,000	21,000
	452,518	268,513
Less accumulated depreciation	(89,711)	(15,315)
	$362,807	$253,198

Printing equipment includes $91,792 of equipment under capital lease and related accumulated amortization of $7,650 as of June 30, 2008.

Depreciation expense for the years ended June 30, 2008 and 2007 was $92,102 and $13,804, respectively.

Note 5 — Intangible Assets

Intangible assets consist of the following at June 30, 2008 and 2007:

	June 30, 2008	June 30, 2007
Customer list	$275,000	$215,000
Other intellectual property	582,975	165,525
Accumulated amortization	(246,238)	(44,187)
	$611,737	$336,338

Customer lists are amortized using an accelerated method that management presently estimates matches the utilization of those lists over an estimated useful life of 2 years.

The Company has purchased licenses to use certain intellectual property, including computer software. These licenses are depreciated using the straight-line method over their estimated useful lives of 7 years.

Future annual amortization under these intangible assets at June 30, 2008 is as follows:

Year Ending June 30,	Amount
2009	$165,707
2010	90,152
2011	83,207
2012	83,207
Thereafter	189,464
$611,737

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 6 — Leases

The Company leases space in Northbrook, Illinois in accordance with the terms of a non cancelable operating lease agreement. The lease requires monthly payments between $7,446 and $8,000 through November 2011 and is being accounted for by the Company on a straight-line basis over the term of the lease. In addition to monthly rentals, the lease requires the payment of real estate taxes and maintenance. Rent, including real estate taxes, for the years ended June 30, 2008 and 2007 was $140,912 and $68,926, respectively.

The Company also has a non-cancelable lease for machinery and equipment that is accounted for as a capital lease that requires monthly payment of $1,945 including interest at a rate of 10.25% per annum. Annual future minimum rentals under operating and capital leases as of June 30, 2008 are as follows:

Fiscal Year	Operating Leases	Capital Leases
2009	$89,656	$23,340
2010	93,250	23,340
2011	88,000	23,340
Thereafter		25,285
Total minimum lease payments	$270,906	$95,305
Amounts representing interest		17,697
Total		77,608
Less current portion		(16,129)
Long term		$61,479

Note 7 — Payable on Purchase of Pools Press

Payable on purchase of Pools Press represents the amount due to the former stockholder of Pools Press relating to the acquisition of that company. The note was unsecured and bore interest at a rate of 10.25% per annum. The outstanding amount as of June 30, 2007 was $162,392 and that amount was repaid in full on February 28, 2008.

Note 8 — Line of Credit

The Company entered into a credit agreement with UBS Financial Services Inc. on March 1, 2007. The credit facility is secured by the Company’s marketable securities, described in Note 2(c), above, which are held by UBS. The Company may borrow up to 80% of the value of the securities held in that account. The interest rate is 30 Day LIBOR plus 150 basis points. The balance of the credit facility on June 30, 2008 was $1,291,855. There is no stated maturity on the credit facility. The interest rate charged on the line of credit facility is based on 30 Day LIBOR, The interest rate outstanding as of June 30, 2008 was 3.982% per annum.

Note 9 — Stockholders’ Equity

Common Stock

The Company has authorized 120,000,000 shares of $0.001 par value stock. 100,000,000 have been authorized as common stock and 20,000,000 have been authorized as preferred stock.

During the year ending June 30, 2007, the Company sold units to acquire 4,500,000 shares of its common stock and warrants to purchase 2,250,000 shares of its common stock for gross proceeds of $4,500,000 that resulted in net proceeds to the Company of $4,211,784 after commissions and offering costs. The Company also issued 200,000 warrants to the placement agent. Each warrant is exercisable for a period of 3 years with an exercise price of $1.25 per share of common stock. In the event a public market develops, and the closing price of the Company’s common stock for 10 of any of 25 consecutive days is greater than $3.00 per share, the Company may elect at that time to compel the holders of the Warrants to exercise the Warrants at the exercise price. If any investor fails to exercise the Warrant within 10 days of such notice of redemption, then the Warrants shall be redeemed by the Company at a redemption price of $0.01 per warrant.

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 9 — Stockholders’ Equity  – (continued)

On November 30, 2007, the Company issued 50,000 shares of common stock valued at $1.00 per share to Pinpoint Documents, LLC as payment for a customer list. We relied upon the exemption from registration as set forth in Section 4(2) of the Securities Act for the issuance of these shares. The investor took its shares for investment purposes without a view to distribution and had access to information concerning Derycz and our business prospects, as required by the Securities Act. In addition, there was no general solicitation or advertising for the purchase of our shares.

On December 21, 2007, the Company issued 11,810 shares of common stock, valued at $1.00 per share, to Scott Ahlberg, an employee of Reprints Desk and a director of the Company, as a discretionary bonus. We relied upon the exemption from registration as set forth in Section 4(2) of the Securities Act for the issuance of these shares. Mr. Ahlberg took his shares for investment purposes without a view to distribution and had access to information concerning Derycz and our business prospects, as required by the Securities Act. In addition, there was no general solicitation or advertising for the purchase of our shares.

Stock Options

On December 21, 2007, the Company established the 2007 Equity Compensation Plan (the “Plan”). The Plan was approved by our Board of Directors and security holders holding a majority of the shares of our common stock outstanding. The total amount of shares subject to the Plan is 1,500,000 shares. On December 21, 2007, we granted options to purchase 530,000 shares of common stock at $1.50 per share to eight employees and one consultant, which expire on December 21, 2017. The options were valued at $112,000 using a Black-Scholes valuation model and will be amortized over the vesting period. Stock based compensation expense of $99,057 and $0 were recognized during the years ended June 30, 2008 and 2007, respectively, relating to the vesting of such options. As of June 30, 2008, the unamortized value of these option awards were $19,415 which will be amortized as stock based compensation cost over the average of approximately one year as the options vest. As of June 30, 2008, these options have no intrinsic value.

At June 30, 2008 options outstanding are as follows:

	Number of Options	Weighted Average Exercise Price
Balance at July 1, 2007	—	$0.00
Granted	530,000	$1.50
Exercised	—	—
Cancelled	—	$0.00
Balance at June 30, 2008	530,000	$1.50

Additional information regarding options outstanding as of June 30, 2008 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable
$1.50	530,000	6	$1.50	407,500

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 9 — Stockholders’ Equity  – (continued)

Warrants

At June 30, 2008 warrants outstanding are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, July 1, 2006	—
Granted	2,450,000	$1.25
Exercised
Balance at July 1, 2007	2,450,000	$1.25
Granted	—	—
Exercised	—	—
Cancelled	—	—
Balance at June 30, 2008	2,450,000	$1.25

The above warrants are fully vested and have a five year contractual life. There was no intrinsic value to these warrants as of June 30, 2008 or 2007.

Note 10 — Related Party Transactions

The Company leases furniture and office space on a month to month basis from a stockholder of the Company. The total rent expense paid to the stockholder for the years ended June 30, 2008 and 2007 were $27,404 and $29,955, respectively.

Note 11 — Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at June 30, 2008 and 2007 are as follows: at June 30, 2008 and 2007, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $660,000 and $446,000, respectively. Federal NOLs could, if unused, expire in 2025 through 2027. State NOLs, if unused, could expire in 2015 through 2017.

The Company has provided a full valuation allowance on the deferred tax assets at June 30, 2008 and 2007 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted. The net change in the valuation allowance for the year ended June 30, 2008 was an increase of $104,050.

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2008 and 2007

Note 11 — Income Taxes  – (continued)

The following is a schedule of the deferred tax assets and liabilities as of June 30, 2008 and 2007:

	June 30, 2008	June 30, 2007
Deferred tax assets:
Federal net operating loss	$224,240	$169,040
State net operating loss	22,290	18,280
Intangible assets	16,510	0
Unrealized loss on investment	13,130	0
Total deferred tax assets	276,170	187,320
Deferred tax liabilities
Fixed asset depreciation	105,500	89,400
Intangible assets	0	31,300
Total deferred tax liabilities	105,500	120,700
Net deferred tax assets	170,670	66,620
Less valuation allowance	(170,670)	(66,620)
	$—	$—

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”) — an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of June 30, 2008 and 2007, the Company did not have a liability for unrecognized tax benefits, and no adjustment was required at adoption.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2006.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of June 30, 2008 and 2007, the Company has no accrued interest or penalties related to uncertain tax positions. Additionally, tax years 2006 through 2008 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

	June 30, 2008	June 30, 2007
Federal income tax rate	(34.00)%	(34.00)%
State tax, net of federal benefit	(6.00)%	(6.00)%
Permanent differences	(1.00)%	0.00%
Non-deductible stock based compensation	11.00%	0.00%
Increase in valuation allowance	30.00%	40.00%
Effective income tax rate	0.00%	0.00%

Note 12 — Subsequent Event

On July 17, 2008, the Company sold 400,017 shares of common stock and warrants to purchase 200,009 shares of Common Stock at an exercise price of $2.00 per share at anytime prior to July 17, 2011, for an aggregate purchase price of $600,025. The common stock and warrants were sold to a total of 4 investors.

DERYCZ SCIENTIFIC, INC.
CONSOLIDATED FINANCIAL STATEMENTS

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Derycz Scientific, Inc.
Condensed Consolidated Balance Sheets

	September 30,	June 30,
	2008	2008
	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,597,679	$849,834
Short term investments	1,731,961	1,736,630
Accounts receivable	2,338,115	3,119,158
Inventory	11,326	15,956
Prepaid royalties	254,236	326,077
Other current assets	121,478	80,739

TOTAL CURRENT ASSETS	6,054,795	6,128,394

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $113,956 and $89,711	382,297	362,807
LONG-TERM DEFERRED TAX ASSET	853	-
INTANGIBLE ASSETS
Customer lists, net of accumulated amortization of $213,889 and $182,222	61,111	92,778
Other intellectual property, net of amortization of $85,859 and $64,016	584,566	518,959
Goodwill	284,143	189,185

TOTAL ASSETS	$7,367,765	$7,292,123

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,571,096	$1,997,233
Capital lease obligation, current	16,546	16,129
Outstanding credit line	1,305,138	1,291,855
Income taxes payable	14,195	-
Other current liabilities	54,477	88,430
TOTAL CURRENT LIABILITIES	2,961,452	3,393,647

CAPITAL LEASE OBLIGATIONS	57,183	61,479
LONG-TERM DEFERRED TAX LIABILITY	121,832	-
MINORITY INTEREST	22,609	50,102

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock; $0.001 par value; 20,000,000 shares authorized; no shares issued and outstanding
Common stock; $0.001 par value; 100,000,000 shares authorized; 12,961,830 and 12,561,813 shares issued and outstanding	12,962	12,562
Additional paid-in capital	5,295,424	4,645,364
Accumulated deficit	(1,103,697)	(871,031)

TOTAL STOCKHOLDERS' EQUITY	4,204,689	3,786,895

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,367,765	$7,292,123

See notes to condensed consolidated financial statements

Derycz Scientific, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended
	September 30,
	2008	2007

NET SALES	$3,202,726	$2,251,086

COST OF SALES	2,556,829	1,811,571

GROSS PROFIT	645,897	439,515

OPERATING EXPENSES:
General and administrative	771,623	417,931
Marketing and advertising	14,163	3,770
Depreciation and amortization	65,073	41,284
Other expenses	1,049	-

TOTAL OPERATING EXPENSES	851,908	462,985

LOSS FROM OPERATIONS	(206,011)	(23,470)

Unrealized loss on marketable securities	(18,150)	-
Interest expense	(15,240)	(4,605)
Interest income	19,458	33,802

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(219,943)	5,727

MINORITY INTEREST	(4,160)	(2,052)

INCOME (LOSS) BEFORE TAXES	(224,103)	3,675

PROVISION FOR INCOME TAXES	8,563	-

NET INCOME (LOSS)	$(232,666)	$3,675

NET LOSS PER SHARE:
BASIC AND DILUTED	$(0.02)	$0.00

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	12,895,161	12,500,003

See notes to condensed consolidated financial statements

Derycz Scientific, Inc.
Condensed Consolidated Statement of Stockholders' Equity
For the three months ended September 30, 2008
(unaudited)

			Additional		Total
	Common stock		Paid-in	Accumulated	stockholders'
	Shares	Amount	capital	Deficit	equity

Balance, July 1, 2008	12,561,813	$12,562	$4,645,364	$(871,031)	$3,786,895

Fair value of vested options issued to employees	-	-	6,472	-	6,472

Issuance of warrant for services			43,963	-	43,963

Issuance of common stock for cash	400,017	400	599,625	-	600,025

Net loss for the period				(232,666)	(232,666)

Balance, September 30, 2008	12,961,830	$12,962	$5,295,424	$(1,103,697)	$4,204,689

See notes to condensed consolidated financial statements

Derycz Scientific, Inc.

Condensed Consolidated Statements of Cash Flows

	Three months
	ended September 30,
	2008	2007
	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(232,666)	$3,675
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	77,755	50,833
Fair value of vested stock options	6,472	-
Fair value of common stock warant issued for services	43,963	-
Unrealized loss on investment	18,150	-

Changes in assets and liabilities:
Accounts receivable	781,043	(242,231)
Accounts payable and accrued expenses	(426,137)	(171,086)
Inventory	4,630	2,369
Prepaid royalties	71,841	44,491
Other current assets	(40,739)	(17,988)
Other current liabilities	(33,953)	32,373
Minority share of earnings	4,160	2,052
Income taxes payable	8,563	-

Net cash provided by (used in) operating activities	283,082	(295,512)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and equipment	(43,735)	(116,990)
Purchase of Intellectual Property	(87,450)	-
Proceeds from sale of (investment in) short term investments	(13,481)	433,960

Net cash provided by (used in) investing activities	(144,666)	316,970

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from the issuance of common stock	600,025	-
Capital lease obligation	(3,879)	107,509
Payments on notes on Pools Press	-	(3,423)
Advances under (payments on) line of credit	13,283	(6,244)

Net cash provided by financing activities	609,429	97,842

NET INCREASE IN CASH AND CASH EQUIVALENTS	747,845	119,300

CASH AND CASH EQUIVALENTS, Beginning of period	849,834	382,587

CASH AND CASH EQUIVALENTS, End of period	$1,597,679	$501,887

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Taxes paid	$-	$-
Interest paid	$32,313	$33,802

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Capital lease obligation	$73,729	$107,509
Adjustment to Goodwill to reflect deferred tax assets and liabilities	$121,832	$-
Adjustment to Goodwill to reflect minority interest of deferred tax liability	$26,874	$-

See notes to condensed consolidated financial statements

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended September 30, 2008 and 2007 (Unaudited)

Note 1 — Organization, Nature of Business and Basis of Presentation

(a) Organization

Derycz Scientific, Inc. (“Derycz” or the “Company”) was incorporated in the State of Nevada on November 2, 2006. On November 2, 2006 the Company entered into a Share Exchange Agreement with Reprints Desk, Inc., a Delaware corporation formed on January 6, 2006 (“Reprints”). Derycz was formed to facilitate a holding company structure. At the closing of the transaction contemplated by the Share Exchange Agreement, the Company acquired all of the 550,000 outstanding shares of Reprints from the shareholders of Reprints and issued 8,000,003 of its common shares to the shareholders of Reprints. As the intention behind forming Derycz was the creation of a holding company structure and Derycz had no appreciable assets prior to the acquisition of Reprints, the exchange ratio was determined arbitrarily and was not based on any determination of the value of shares of Derycz common stock as compared to Reprints shares acquired. As each former Reprints shareholder acquired a percentage interest in Derycz equal to the percentage interest such shareholder held in Reprints immediately prior to the transaction, there was no dilution of the interest of any former Reprints shareholder. Following completion of the exchange transaction, Reprints became a wholly owned subsidiary of the Company. The transaction was accounted for as a statutory merger of companies under common control. As such, the historical financial statements of the Company are combined with the operations of Reprints since its inception, and the merger shares are accounted for as a stock split as of the inception of Reprints for financial reporting purposes.

(b) Nature of business

Reprints is a content repurposing and rights management company, with a focus on content re-use services and products. The Company operates within the Periodicals Publishing industry which is a large and growing market. The Company has developed products in the following areas:

•	Reprints, ePrints and Article Distribution Systems
•	Commercial Printing Services
•	Publisher Outsourced Reprint Management
•	Print-on-Demand Services for copyright and regulatory sensitive documents

(c) Basis of Presentation

The accompanying interim financial statements for the three months ended September 30, 2008 and 2007 are unaudited, but in the opinion of management, contain all adjustments, which include normal recurring adjustments necessary to present fairly the financial position at September 30, 2008 and the results of operations and cash flows for the three months ended September 30, 2008 and 2007. The results of operations for the three months ended September 30, 2008 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending June 30, 2009.

The accompanying financial statements are consolidated and include the accounts of the Company and its wholly and majority owned subsidiaries. The consolidated accounts include 100% of the assets and liabilities of our majority owned subsidiary, and the ownership interests of minority investors are recorded as a minority interest. Intercompany balances and transactions have been eliminated in consolidation.

Note 2 — Summary of Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

(b) Fair value of financial instruments

Effective August 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This Statement defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB finalized FASB Staff Position (FSP) No.157-2, Effective Date of FASB Statement No. 157. This Staff Position delays the effective date of SFAS No. 157 for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 had no effect on the Company’s consolidated financial position or results of operations.

(c) Short term investments

Our short term investments consist of corporate and municipal debt and preferred stock auction rate securities held in an account with UBS. Recently, several auctions have failed as a result of illiquidity and imbalance in order flow for auction rate securities. A failed auction is not an indication of an increased credit risk or a reduction in the underlying collateral, however, parties wishing to sell securities could not do so. Based on current market conditions, it is not known when or if the capital markets will come back into balance to achieve successful auctions for these securities. If these auctions continue to fail, it could result in our holding securities beyond their next scheduled auction reset dates and will limit the short-term liquidity of these investments. We currently believe these securities are not significantly impaired, primarily due to the collateral underlying these securities and/or the creditworthiness of the issuer.  Furthermore, on September 8, 2008, the Massachusetts Secretary of State announced that UBS has pledged to buy back almost $40 billion worth of bonds that their retail clients have been unable to sell.  As part of the settlement, UBS customers with less than $1 million in auction rate securities will get their money back by October 31, while others will get their refund by January 1, 2009. In accordance with Statement of Financial Accounting Standards No. 115, the Company determined that these investments should be accounted for as trading securities and recorded on the Company’s consolidated financial statements at fair market value, with the unrealized losses amounting to $18,150 at September 30, 2008 reflected as a charge in our statement of operations. The Company does not anticipate incurring any further losses related to these credit risks.  Based on our expected operating cash flows, and our other sources and uses of cash, we do not anticipate that the temporary lack of liquidity on these investments will affect our ability to execute our current business plan.   Our short term investments are collateral for borrowings under our line of credit agreement with UBS (see Note 6).

As the Company has adopted FAS 157, it has determined that this investment should be measured using Level 2 criteria of FAS 157.  Level 2 use inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. Financial assets and liabilities utilizing Level 2 inputs include fixed income securities, non-exchange-based derivatives, mutual funds, and fair-value hedges.

(d) Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $250,000 insurance limit. The Company does not anticipate incurring any losses related to these credit risks. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and intends to maintain allowances for anticipated losses, as required.

One customer accounted for 28% of the revenues for the three months ended September 30, 2008 and two customers accounted for 13% and 13% of the revenues for the three months ended September 30, 2007.

As of September 30, 2008, two customers accounted for 11% and 10% of accounts receivable and one customer accounted for 38% of accounts receivable at June 30, 2008.

(e) Revenue recognition

The Company applies the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.

The Company recognizes revenues from printing services when services have been rendered and accepted by the customer while revenues from the re-use of published articles and rights management services are recognized upon shipment or electronic delivery to the customer.

(f) Stock based compensation

The Company periodically issues stock options and warrants to employees and non-employees in capital raising transactions, for services and for financing costs. The Company adopted SFAS No. 123R effective January 1, 2006, and is using the modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123R for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with EITF No. 96-18: “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF No. 00-18 “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees” whereby the value of the stock compensation is based upon the measurement date as determined at either (a) the date at which a performance commitment is reached, or (b) at the date at which the necessary performance to earn the equity instruments is complete.

(g) Shipping and handling costs

The Company accounts for shipping and handling fees and costs in accordance with EITF 00-10. As such, the Company includes shipping and handling charges billed to its customers in its revenues, and classifies shipping and handling costs of the sale of its products as a component of cost of sales. Those costs were approximately $43,091 and $22,735, respectively, for the three months ended September 30, 2008 and 2007.

(h) Net Income (Loss) per share

The Company reports net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share.” Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding. Weighted average number of shares outstanding reflects the equivalent number of shares received as a result of the exchange transaction as if these shares had been outstanding as of the beginning of the earliest period presented. Diluted income (loss) per share is computed similar to basic income (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Warrants to purchase 2,450,000 shares of common stock have been excluded from the calculation of diluted net loss per share for the three months ended September 30, 2007 and options and warrants to purchase 3,207,509 shares of common stock outstanding as of September 30, 2008 have been excluded from the calculation as the effect would have been anti-dilutive.

(i) Marketing and Advertising expenses

Marketing and Advertising expenses are expensed as incurred and consist primarily of various forms of media purchased from Internet-based marketers and search engines. Marketing and advertising expense amounted to $14,163 and $3,770 for the three months ended September 30, 2008 and 2007, respectively.

(j) Recently issued accounting pronouncements

In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations” (“FAS 141(R)”), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. FAS 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 also requires that any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value when a subsidiary is deconsolidated. SFAS No. 160 also sets forth the disclosure requirements to identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements are applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS No. 161 (FAS 161), “Disclosures About Derivative Instruments and Hedging Activities * an amendment of FAS 133.” FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FAS 161 is effective for fiscal years beginning after November 15, 2008. The Company does not expect the implementation of FAS 161 to have a material impact on its consolidated financial statements.

The Company does not believe that the adoption of the above recent pronouncements will have a material effect on the Company’s consolidated results of operations, financial position, or cash flows.

Note 3 —  Property and Equipment

Property and equipment consists of the following as of September 30, 2008 and June 30, 2008:

	September 30, 2008	June 30, 2008
	(unaudited)
Computer equipment	$64,646	$32,344
Software	106,478	95,045
Printing equipment	286,452	286,452
Furniture and fixtures	34,677	34,677
Autos and vans	4,000	4,000
	496,253	452,518
Less accumulated depreciation	(113,956)	(89,711)
	$382,297	$362,807

Printing equipment includes $91,792 of equipment under capital lease and related accumulated amortization of $21,418 and $16,829 as of September 30, 2008 and June 30, 2008, respectively.

Depreciation expense for the three months ended September 30, 2008 and 2007 was $24,245 and $13,274, respectively.

Note 4 — Intangible Assets

Intangible assets consist of the following at September 30, 2008 and June 30, 2008:

	September 30, 2008	June 30, 2008
	(unaudited)
Customer list	$275,000	$275,000
Other intellectual property	670,425	582,975
Accumulated amortization	(299,748)	(246,238)
	$645,677	$611,737

Customer lists are amortized using an accelerated method that management presently estimates matches the utilization of those lists over an estimated useful life of 2 years.

The Company has purchased licenses to use certain intellectual property, including computer software. These licenses are depreciated using the straight-line method over their estimated useful lives of 7 years.

Note 5 — Leases

The Company leases space in Northbrook, Illinois in accordance with the terms of a non-cancelable operating lease agreement. The lease requires monthly payments between $7,446 and $8,000 through November 2011 and is being accounted for by the Company on a straight-line basis over the term of the lease. In addition to monthly rentals, the lease requires the payment of real estate taxes and maintenance. Rent, including real estate taxes, for the three months ended September 30, 2008 and 2007 was $30,024 and $29,904, respectively.

The Company also has a non-cancelable lease for machinery and equipment that is accounted for as a capital lease that requires monthly payment of $1,945 including interest at a rate of 10.25% per annum. Annual future minimum rentals under operating and capital leases as of September 30, 2008 are as follows:

Fiscal Year	Operating Leases	Capital Leases
2009	$67,318	$17,505
2010	93,250	23,340
2011	88,000	23,340
Thereafter		25,285
Total minimum lease payments	$248,568	$89,470
Amounts representing interest		15,741
Total		73,729
Less current portion		(16,546)
Long term		$57,183

Note 6 —   Line of Credit

The Company entered into a credit agreement with UBS Financial Services Inc. on March 1, 2007. The credit facility is secured by the Company’s marketable securities, described in Note 2(c), above, which are held by UBS. The Company may borrow up to 80% of the value of the securities held in that account. The balance of the credit facility on September 30, 2008 and June 30, 2008 was $1,305,138 and $1,291,855, respectively. There is no stated maturity on the credit facility. The interest rate is 30 Day LIBOR plus 150 basis points. The interest rate outstanding as of September 30, 2008 was 4.1% per annum.

Note 7 — Stockholders’ Equity

Common Stock

The Company has authorized 120,000,000 shares of $0.001 par value stock. 100,000,000 have been authorized as common stock and 20,000,000 have been authorized as preferred stock.

On July 17, 2008, the Company sold 400,017 shares of common stock and warrants to purchase 200,009 shares of common stock at an exercise price of $2.00 per share at anytime prior to July 17, 2011, for an aggregate purchase price of $600,025. The common stock and warrants were sold to a total of 4 investors.

Stock Options

On December 21, 2007, the Company established the 2007 Equity Compensation Plan (the “Plan”). The Plan was approved by our Board of Directors and security holders holding a majority of the shares of our common stock outstanding. The total amount of shares subject to the Plan is 1,500,000 shares. On December 21, 2007, we granted options to purchase 530,000 shares of common stock at $1.50 per share to eight employees and one consultant, which expire on December 21, 2017. The options were valued at $112,000 using a Black-Scholes valuation model and will be amortized over the vesting period. Stock-based compensation expense of $6,472 and $0 were recognized during the three months ended September 30, 2008 and 2007, respectively, relating to the vesting of such options. As of September 30, 2008, the unamortized value of these option awards was $6,450 which will be amortized as stock based compensation cost over the average of approximately one year as the options vest. As of September 30, 2008, these options have no intrinsic value.

At September 30, 2008 options outstanding are as follows:

	Number of Options	Weighted Average Exercise Price
Balance at July 1, 2008	530,000	$1.50
Granted	—	$—
Exercised	—	—
Cancelled	—	$—
Balance at September 30, 2008	530,000	$1.50

Additional information regarding options outstanding as of September 30, 2008 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable
$1.50	530,000	6	$1.50	407,500

Warrants

At September 30, 2008 warrants outstanding are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, July 1, 2008	2,450,000	$1.25
Granted	350,009	$2.00
Exercised	-
Balance at September 30, 2008	2,800,009	$1.34

The above warrants are fully vested and have a five year contractual life. There was no intrinsic value to these warrants as of September 30, 2008 and June 30, 2008.

During the three months ended September 30, 2008, the Company issued warrants to acquire 150,000 shares of our stock at an exercise price of $2.00 per share and a life of five years.  The shares were valued at $43,693 using a Black-Scholes pricing model with the following assumptions; no dividend yield, risk free interest rate of 4.5%, expected volatility of 25%, and an expected term of the warrants of five years.

Note 8 — Related Party Transactions

The Company leases furniture and office space on a month to month basis from a stockholder of the Company. The total rent expense paid to the stockholder for the three months ended September 30, 2008 and 2007 were $5,481 and $8,221, respectively.

Note 9 — Income Taxes

The provision (benefit) for income taxes consists of the following for the three months ended September 30, 2008 and 2007:

	Three months Ended September 30, 2008	Three months Ended September 30, 2007
Current tax provision - federal	11,686	0
- state	2,509	0
Deferred tax provision - federal	(3,093)	0
- state	(2,539)	0
Income tax provision	8,563	0

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. At September 30, 2008, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $660,000 and $463,000, respectively. Federal NOLs could, if unused, expire in 2026. State NOLs, if unused, could expire in 2016.

The Company has provided a full valuation allowance on the deferred tax assets at September 30 and June 30, 2008 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted.

During the three months ended September 30, 2008, the Company recorded an adjustment to reflect a deferred tax liability of $126,611 that arose on the purchase of its 75% owned subsidiary that occurred in April 2007, and should have been recorded at the date of acquisition.  The effect of recording the deferred tax liability at September 30, 2008 was to increase recorded goodwill by $94,958 and to increase minority interest by $31,653 to reflect their share of the liability.

The Company analyzed the quantitative and qualitative effect of the adjustment on prior year financial statements and determined that as such adjustment was a reclassification within the balance sheet, that such adjustment did not affect the previously reported net losses for the periods ending June 30, 2008 and 2007, and that such adjustment did not cause the previously issued financial statements to be materially misstated.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”)  —  an interpretation of FASB Statement No. 109, Accounting for Income Taxes . ” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of September 30 and June 30, 2008, the Company did not have a liability for unrecognized tax benefits, and no adjustment was required at adoption.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2006.

The Company’s policy is to record interest and penalties on uncertain tax positions as income tax expense. As of September 30 and June 30, 2008, the Company has no accrued interest or penalties related to uncertain tax positions. Additionally, tax years 2006 through 2008 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

	Three Months Ended September 30, (Unaudited)
	2008	2007
Federal income tax rate	(34.00)%	(34.00)%
Benefit for interim period loss not recorded	37.90%
State tax, net of federal benefit	0.00%	(6.00)%
Permanent differences	(0.01)%	0.00%
Increase in valuation allowance	0.00%	40.00%
Effective income tax rate	3.89%	0.00%

DERYCZ SCIENTIFIC, INC.

PROSPECTUS

5,568,750 SHARES OF COMMON STOCK

January 6, 2009

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT TO MAKE YOUR INVESTMENT DECISION. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN GIVEN OR AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT, REGARDLESS OF THE TIME OF DELIVERY OF PROSPECTUS OR ANY SALE OF THE SHARES.